Form 10-K, Exhibit 13
period 1996-12-31
DIALOGIC CORP
filed 1997-03-31
CIK 899042

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

          The past three years have been years of significant growth for Dialogic. Year-to-year revenue growth exceeded 30% in 1994 and 1995 and amounted to 27% in 1996. Revenue increases have enabled the Company to increase profits during the period and invest substantially in research and development. Liquidity was enhanced as well during this period; Dialogic's working capital increased from $15 million at January 1, 1994 to $100 million three years later, reflecting the Company's 1994 initial public offering (the "IPO"), strong operating cash flows and realized and unrealized gains from the Company's investment in Voice Control Systems, Inc. ("VCS").

          The Company consummated two acquisitions during 1995 and one acquisition during 1996. On February 14, 1995, Dialogic acquired certain assets, consisting principally of computer telephone integration software technology, from Digital Equipment Corporation. This acquisition led to the Company's introduction of its CT Connect products in July 1995 and Dialogic offering consulting services through its Synapse Group. On February 27, 1995, the Company acquired Spectron Microsystems, Inc. ("Spectron"), a California-based producer of digital signal processor ("DSP") operating systems. This transaction was accounted for as a pooling of interests. Since the historical operations of Spectron prior to the merger were not material to the Company's consolidated operations and financial position, prior period financial statements were not restated to reflect the merger. On June 27, 1996, the Company acquired Dianatel Corporation ("Dianatel"), a California-based manufacturer of digital network interface and other signal computing products. The Dianatel acquisition was accounted for as a purchase. Other than $1.3 million of expenses relating to the Spectron transaction and $4.7 million of goodwill associated with the Dianatel acquisition which will be amortized over five years beginning with the acquisition, the Company's results of operations were not materially affected by any of these acquisitions. For information regarding the Company's acquisitions see Note 2 to the Company's Notes to the Consolidated Financial Statements.

Percentage  of  Revenues

          The following table sets forth, for the periods indicated, certain statements of income data as a percentage of total revenues:

Year Ended December 31,                            1994       1995       1996
Revenues                                          100.0%     100.0%     100.0%
Costs and expenses:

     Cost of goods sold                            40.0       39.6       39.7
     Research and development expenses             17.0       17.2       19.0
     Selling, general and administrative expenses  27.2       28.3       28.1
     Merger costs                                   -           .8        -
     Interest income - net                          (.9)      (1.2)     (1.1)
     Net realized gains on available
          for sale securities                       -          (.2)     (4.3)
Income before provision for income taxes           16.7       15.5      18.6
Provision for income taxes                          4.2        5.8       6.6
Net income                                         12.5        9.7      12.0
Pro forma net income(1)                            10.7         -         -

(1) Dialogic was an S corporation through April 1994. The pro forma information presented herein has been computed as if the Company had been taxed as a C corporation throughout 1994.

Percentage Change

          The following table sets forth, for the periods indicated, the percentage increase of certain items included in the Company's consolidated statements of income:

                                      1995                         1996
                                 Compared With                 Compared With
                                     1994                        1995

Revenues                            32.6%                       26.7%
Costs of goods sold                 31.4                        26.8
Research and development expenses   34.2                        40.0
Selling, general and
  administrative expenses           37.6                        26.0
Net income                           2.6                        56.7 (2)
Pro forma net income(1)             19.8                          -

(1)  Dialogic  was  an   S  corporation  through  April 1994.   The  pro  forma
information presented herein has been computed as if the Company had been taxed as a C corporation throughout 1994.

(2) During 1996, the Company recorded a net pre-tax gain of $9.1 million as a result of its first quarter sale of a portion of its equity position in VCS. Excluding this gain, the percentage increase of 1996 compared with 1995 would have been 21.8%. See Note 5 of the Company's Notes to the Consolidated Financial Statements.

Revenues

          Revenues increased by $41.4 million or 33% in 1995 and by $44.9 million or 27% to $213.6 million in 1996. Excluding revenues generated in 1995 by Spectron, CT-Connect and the Synapse Group, revenue growth would have been approximately 29% in 1995. Revenue gains in 1995 were primarily attributable to the sales of new products incorporating SCSA technology across the Company's entire product line, increased demand from existing customers for low density products used in call processing, unified messaging and call center systems and demand from existing and new customers for high density components for use in call completion, wireless and intelligent peripheral applications. During 1996, revenue growth was primarily driven by the sales of high density products, principally T-1 and E-1 single and DualSpan cards. Much of that growth was attributable to new customers. During 1996 the Company also experienced unit growth and to a lesser extent revenue growth in its low density product lines. However, the rate of growth of low density product revenues has decreased over the last several years. There were no material price adjustments during 1994 and 1995. In 1996, the Company reduced prices on its low density products during the first quarter and on certain high density products during the fourth quarter. The Company will consider price adjustments in the future in order to enter new and emerging markets or to react to price reductions on competing products.

          International sales, primarily in Europe and Asia/Pacific, increased by $12 million or 32% from 1994 to 1995 and by $13 million or 26% to $62.3 million in 1996. In 1996, a substantial percentage increase in Asia/Pacific revenues was partially offset by a lesser percentage increase in certain European markets, primarily Central Europe. In these markets, economic issues (recessionary pressures) and regulatory issues (generally, a slowdown in the deregulation of the telecom industry) appear to be impeding the deployment of computer telephony products. As reflected below, the allocation of domestic and international revenues have remained relatively constant over the past three years ($000's):

Year Ended December 31,                 1994            1995            1996
Domestic:
Amount                                $89,908         $119,336        $151,293
Percentage of total revenues             70.7%            70.8%           70.8%
                                       ------          -------         -------
International:
Amount                                $37,327          $49,316         $62,311
Percentage of total revenues             29.3%            29.2%           29.2%
                                       ------          -------          ------

Dialogic includes in international revenues, revenues of the Company's international subsidiaries and export revenues from the America's to customers in Asia/Pacific and Europe. Revenues from domestic customers are treated as domestic revenues even if the Dialogic components sold to such domestic customers are incorporated into systems which are ultimately sold overseas.


Cost of Goods Sold/Gross Margin

          Dialogic's gross margin and cost of goods sold percentage decreased slightly from 1994 to 1995 and remained relatively unchanged from 1995 to 1996. The decrease in cost of goods sold as a percentage of revenue from 1994 to 1995 reflects design improvements and reductions in material costs for the Dialogic/ GammaLink product lines and the addition of Spectron's and CT-Connect's higher margin products. In 1996, gross margins remained relatively unchanged as a percentage of revenues. During 1996 the Company continued its efforts to cost reduce many of its products, and continued to benefit from reductions in material costs. These reductions in cost of goods sold were offset at the gross margin level by the reduced revenues resulting from the Company's 1996 price reductions and a one-time charge of $1.0 million related to a patent licensing agreement entered into with Syntellect. Increases in the dollar amount of cost of goods sold primarily reflect the Company's increased sales volume and the one time charge associated with the Syntellect agreement.

Research and Development Expenses

          Research and development expenses increased by $7.4 million or 34% from 1994 to 1995 and by $11.6 million or 40% to $40.7 million in 1996. As a percentage of revenues, such expenses represented 17.0%, 17.2% and 19.0% of revenues in 1994, 1995, and 1996, respectively. The increase in the dollar amount of such expenses over the past three years reflect the continued expansion of the Company's engineering staff and related overhead, the addition of engineering resources from the Company's 1995 and 1996 acquisitions and a substantial investment of engineering resources that resulted in Dialogic's February 1997 announcement of its DM3 Mediastream Resource Architecture ("DM3"). DM3 represents a new set of specifications, hardware and core firmware modules that are intended to govern how the Company's next generation of products will be designed.

          The increase in the percentage relationship of research and development expenses to total revenues during 1996 reflects the Company's DM3 initiative, engineering efforts associated with the development and roll-out of low and high density products and GammaLink fax products, and the development of software products.

          The Company continues to believe that investment in technologies is critical to its future growth and continued technological competitiveness. The Company anticipates that during 1997 the relative percentage of research and development expenses to revenues will be comparable to 1996. This statement constitutes a forward looking statement under the Private Securities Litigation Reform Act of 1995. Actual research and development spending may differ materially as a result of various factors, including technological developments, availability of qualified personnel, market conditions and competition. At December 31, 1996, 349 of Dialogic's 905 employees were engaged in research and development activities.

Selling, General and Administrative Expenses

          Selling, general and administrative expenses increased by $13 million or 38% from 1994 to 1995 and by $12.4 million or 26% to $60.1 million in 1996. Excluding the impact of the Spectron acquisition in 1995, selling, general and administrative expenses increased by 28% from 1994 to 1995. Such expenses represented 27.2%, 28.3% and 28.1% of revenues during 1994, 1995 and 1996, respectively. The increases in selling, general and administrative expenses in 1995 and 1996 primarily reflect, in both years, the continuing growth of domestic and international sales and marketing efforts (including expenses associated with obtaining international approvals), marketing expenses associated with new product launches and sales and marketing expenses associated with acquired companies. In 1996, such expenses also reflect marketing expenses relating to the expansion of the Company's distribution channels and the development of enhanced financial and distribution systems necessary to support the Company's expanded business activities.

Interest Income

          Dialogic recorded net interest income of $2.0 million in 1995 and $2.4 million in 1996, nearly double such income from 1994. The amounts recorded in 1995 and 1996 reflect interest earned on cash balances and interest earned from the Company's elections in the past two years to convert accrued interest on the note of VCS into capital stock of VCS. During 1996, the Company invested much of its cash in tax-free securities. Such securities generated a lower pre-tax yield than the pre-tax yield received by the Company in prior years on fully taxable instruments. See Note 5 of the Company's Notes to the Consolidated Financial Statements.

          On January 1, 1997, upon the maturity of the VCS note, the Company converted the principal balance of the note into capital stock of VCS. Accordingly, interest income during 1997 and future periods will not include interest relating to the VCS note.

Net Realized  Gains on  Available  for Sale Securities

          During 1996, the Company recorded a net gain of $9.2 million primarily as a result of its first quarter sale of a portion of its equity position in VCS. At December 31, 1996, the Company's balance sheet reflected an unrealized gain of $5.6 million associated with the balance of Dialogic's equity position in VCS.

Provision for Income Taxes

          The Company's provision for income taxes reflects Dialogic's status as an S corporation through the Company's IPO in April 1994 and as a C corporation thereafter. In conjunction with the termination of Dialogic's S corporation status, a cumulative net federal deferred tax asset of $1.1 million was established with an offsetting credit to (and thus a reduction in) the 1994 provision for income taxes. The recognition of the deferred tax asset did not affect the Company's pro forma provision for income taxes in 1994. The pro forma provision for 1994 reflects the Company's pro forma pre-tax income, offset in part by the utilization of certain tax credits (applicable also to the actual provision for income taxes).

          The Company's provision for income taxes increased by $2.2 million or 28%, on a pro forma basis, from 1994 to 1995 and by $4.3 million or 44% to $14.2 million in 1996. The increase in the provision for income taxes in 1995 and 1996 reflects increased pre-tax income and the unavailability of research and development tax credits during the second half of 1995 and the first half of 1996, offset in part in 1996 by the effect of Dialogic's investment in tax-exempt securities and by certain international tax strategies.

Inflation, Foreign Currency Exchange and Other Matters

          Inflation has not had a significant impact on the Company's operating results to date. Foreign currency gains and loses are included within the Company's general, selling and administrative expenses. While the amounts of such gains or losses have not been significant to the Company's year-end results to date, as the Company continues to expand its international operations, exposure to gains and losses on international currency transactions may increase and may be material to quarterly results.

          The consolidated financial statements of the Company reflect the translation of the functional currencies of its foreign subsidiaries under Statement of Financial Accounting Standards ("SFAS") No. 52. The decline in the US dollar against the functional currencies during 1995 had the effect of magnifying the impact of foreign revenues and expenses on the Company's consolidated results of operations. The improvement in the US dollar against the functional currencies during 1996 had a countervailing effect during 1996.

          For information regarding certain accounting pronouncements, see Note 1 of the Notes to the Company's Consolidated Financial Statements.

Liquidity and Capital Resources

          As of December 31, 1996, Dialogic had working capital of $100 million and a current ratio (i.e., the ratio of current assets to current liabilities) of 5.9 to 1, as compared with working capital of $77 million and a current ratio of 4.4 to 1 at December 31, 1995.

          Dialogic's cash, cash equivalents and short-term investments increased by $7.6 million during 1996. This increase primarily reflects the $7.4 million of cash provided by the Company's operating activities and after tax proceeds of $6.9 million on the sale of VCS stock. Capital expenditures of $10.7 million during 1996 primarily reflect the acquisition of new computer equipment and software associated with Dialogic's growth and furniture and fixtures acquired in connection with the expansion of the Company's offices worldwide.

          The Company has financed its operations primarily through cash flows from operations, as well as from the net proceeds of its initial public offering and the net realized gain from the sale of VCS securities. Dialogic is a party to two credit facilities pursuant to which the Company may borrow up to $35 million on an unsecured basis for working capital purposes. See Note 7 of the Notes to the Company' Consolidated Financial Statements.

          The Company believes that the combination of its current liquidity, cash generated from operations and the credit available under its existing bank lines will be sufficient to meet the liquidity and capital requirements of Dialogic for at least the next twelve months. This statement represents a forward-looking statement under the Private Securities Litigation Reform Act of 1995. The actual sufficiency of such capital resources could differ materially from the Company's expectations, depending primarily upon the extent to which unanticipated capital requirements may arise and the extent to which unanticipated events may have a materially adverse effect on the Company's profitability.

Risks and Uncertainties

          Dialogic's business is subject to certain risks which are described in greater detail in Item 1 of the Dialogic Annual Report on Form 10-K for the year ended December 31, 1996. Such risks include (i) the possibility that the Company's products may become obsolete in light of rapidly changing technological developments or that the Company may fail to respond adequately to such developments; (ii) the advances that other companies may make in the highly competitive CT industry, (iii) the likelihood that Dialogic revenues may vary significantly from accounting period to accounting period due to a variety of factors, including the timing of significant customer orders and other factors that impact customer demand, changes in Dialogic's products, geographic mix and customer mix, the introduction of new products by Dialogic or its competitors, pricing pressures or other competitive marketing initiatives, regulatory developments, economic conditions or unanticipated development and/or manufacturing difficulties or expenses, (iv) disputes that may arise in the future regarding the intellectual property rights of the Company, its competitors or other third-parties, (v) the outcome of litigation, which typically is difficult to predict in light of the uncertainties involved in legal proceedings, (vi) uncertainties resulting from the Company's dependence on only one or a limited number of sources for certain critical components and relating to the Company's reliance upon third-party suppliers which perform manufacturing functions on behalf of the Company, (vii) the extent to which Dialogic is able to obtain regulatory approvals throughout the world, (viii) the Company's dependence on key personnel and its ability to attract and retain qualified personnel to support future technology developments and business growth, (ix) risks that may arise as a result of efforts to integrate any companies that Dialogic may acquire in the future and (x) the possibility that Dialogic may hold excess or obsolete inventory at any time as a result of the rapidly changing technology or needs of its customers. Such factors, as well as announcements of technological innovations or new products by Dialogic, its competitors or third-parties, consolidations or other substantial changes within or affecting the computer telephony industry, quarterly variations in the Company's results of operations, shortfalls in Dialogic revenues, gross margins or earnings as compared with analysts' expectations, regulatory developments, capital market conditions and general and economic conditions, may also cause substantial volatility in the market price of the Company's Common Stock.



Independent Auditors' Report


To the Board of Directors and Shareholders of Dialogic Corporation
Parsippany, New Jersey

          We have audited the accompanying consolidated balance sheets of Dialogic Corporation and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signicant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dialogic Corporation and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
New York, New York
February 10, 1997

                          Consolidated Balance Sheets
                     Dialogic Corporation and Subsidiaries
                      (In thousands, except share amounts)

December 31,                                    1995            1996
ASSETS
CURRENT ASSETS:
        Cash and cash equivalents             $ 5,987        $ 11,848
        Short term investments                 24,689          26,443
        Convertible note, options and
          shares recorded at fair
          market value                         12,777          11,030
        Accounts receivable (net of allowance
          for doubtful accounts of $894 in
          1995 and $829 in 1996)               25,727          34,706
        Inventory                              23,969          27,762
        Deferred income taxes                   3,067           3,871
        Other current assets                    3,107           5,086
                                                -----           -----
                Total current assets           99,323         120,746
                                               ------         -------
PROPERTY AND EQUIPMENT - Net                   15,126          20,408
GOODWILL  (net of accumulated amortization
     of $56 in 1995 and $442 in 1996)              79           4,434
DEPOSITS AND OTHER ASSETS                       2,834           2,661
                                                -----           -----
TOTAL ASSETS                              $   117,362     $   148,249
                                          ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
        Accounts payable                  $     9,232     $     7,043
        Accrued expenses                        7,199           8,256
        Deferred income taxes                   5,320           4,623
        Current maturities of long-term
           liabilities                            595             559
                                                  ---             ---
                Total current liabilities      22,346          20,481
                                               ------          ------

LONG-TERM LIABILITIES                           2,259           2,926
SHAREHOLDERS' EQUITY:
        Preferred stock, no par value -
          10,000,000 shares authorized;
          none issued
        Common stock, no par value - 60,000,000
          shares authorized; 15,491,965 and
          15,774,222 shares outstanding,
          respectively                           199             203
        Additional paid-in capital            38,697          46,740
        Retained earnings                     46,723          72,271
        Cumulative translation adjustment        373              14
        Net unrealized gains on available
          for sale securities                  6,765           5,614
                                               -----           -----
                Total shareholders' equity    92,757         124,842
                                              ------         -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  $117,362       $ 148,249
                                            ========       =========

See notes to consolidated financial statements.

                       Consolidated Statements of Income
                     Dialogic Corporation and Subsidiaries
                      (In thousands, except share amounts)

Year Ended December 31,                      1994           1995           1996
REVENUES                                $  127,235     $  168,652     $ 213,604
                                        ----------     ----------     ----------
COSTS AND EXPENSES:
        Cost of goods sold                  50,841         66,829        84,764
        Research and development expenses   21,650         29,045        40,666
        Selling, general and administrative
          expenses                          34,646         47,673        60,052
        Merger costs                          -             1,294           -
        Interest expense                       107             44            95
        Interest income                     (1,321)        (2,080)       (2,535)
        Net realized (gains)/losses on
          available for sale securities         15           (309)       (9,175)
                                           -------        -------       -------
                Total costs and expenses   105,938        142,496       173,867
                                           -------        -------       -------
INCOME BEFORE PROVISION FOR INCOME TAXES    21,297         26,156        39,737
PROVISION FOR INCOME TAXES                   5,408          9,854        14,189
                                             -----          -----        ------
NET INCOME                             $    15,889     $   16,302    $   25,548
                                       ===========     ==========    ==========
Income per share                                       $     1.02    $     1.56
                                                       ==========    ===========
Shares used in the calculation
  of income per share                                      16,039        16,417
                                                           ======        ======

PRO FORMA INCOME DATA (Unaudited):
Income before provision for income
     taxes as reported                 $    21,297
Pro forma income taxes                       7,689
                                       -----------
Pro forma net income                   $    13,608
                                       ===========
Pro forma income per share             $       .94
                                       ===========
Shares used in the calculation of pro
    forma income per share                  14,509
                                       ===========

See notes to consolidated financial statements.


                Consolidated Statements of Shareholders' Equity
                     Dialogic Corporation and Subsidiaries
                       (In thousands, except share data)

                                                                                                      Unrealized
                                                                                                      Gains/Losses
                                                       Note      Additional              Cumulative      on            Total
                                   Common Stock      Receivable  Paid-in   Retained     Translation   Available for   Shareholders'
                                Shares      Amount  for Stock   Capital    Earnings     Adjustment   Sale Securities   Equity

Balance, January 1, 1994      11,356,006    $151    $(476)       $4,249     $17,496     $  (2)      $   -            $   21,418
                              ----------    ----    -----        ------     -------     -----       ----             ----------
Exercise of stock options        464,027       5       -          1,177        -            -           -                 1,182
Issuance of common stock       2,889,375      39       -         27,854        -            -           -                27,893
Dividends declared                 -          -        -            -       (2,455)         -           -                (2,455)
Currency translation gain          -          -        -            -          -           212          -                   212
Repayment of note
   receivable for stock            -          -       191           -          -            -           -                   191
Net unrealized gains on
   available for sale securities   -          -        -            -          -            -         2,301               2,301
Reclassication of undistributed
   S corporation retained earnings -          -        -          1,000     (1,000)         -           -                    -
Other                              -          -        -            243        (78)         -           -                   165
Net income                         -          -        -            -       15,889          -           -                15,889
Balance, December 31, 1994    14,709,408    195      (285)       34,523     29,852         210        2,301              66,796
                              ----------    ---      ----        ------     ------         ---        -----              ------
Exercise of stock options        351,342      4        -          2,753        -            -           -                 2,757
Issuance of common stock
        in connection with
        acquisitions             430,229      -        -          1,201        569          -           -                 1,770
Currency translation gain          -          -        -            -          -           163          -                   163
Repayment of note
        receivable for stock       -          -       285           -          -            -           -                   285
Net unrealized gains on
        available for sale
        securities                 -          -        -            -          -            -         4,464               4,464
Issuance of common stock under
        employee stock purchase
        plan                      15,119      -        -            220        -            -           -                   220
Purchase and retirement
        of treasury stock        (14,133)     -        -            -          -            -           -                    -
Net income                         -          -        -            -       16,302          -           -                16,302
Balance, December 31, 1995     15,491,965   199        -         38,697     46,723         373        6,765              92,757
                               ----------   ---       ---        ------     ------         ---        -----              ------
Exercise of stock options         179,822     3        -          2,881        -            -           -                 2,884
Issuance of common stock
        in connection with
        acquisitions               55,424     1        -          3,794        -            -           -                 3,795
Currency translation (loss)        -          -        -            -          -         (359)          -                  (359)
Net unrealized (losses) on
        available for sale
        securities                 -          -        -            -          -            -        (1,151)             (1,151)
Issuance of common stock under
        employee stock purchase
        plan                       47,011     -        -          1,368        -            -          -                  1,368
Net income                         -          -        -            -       25,548          -          -                 25,548
Balance, December 31, 1996     15,774,222  $203     $  -        $46,740    $72,271     $   14       $ 5,614          $  124,842
                               ==========  ====     ===         =======    =======     ======       =======          ==========

          See notes to consolidated financial statements.

                     Consolidated Statements of Cash Flows
                     Dialogic Corporation and Subsidiaries
                                 (In thousands)

Year Ended December 31,                                  1994                   1995                           1996

CASH FLOWS FROM OPERATING  ACTIVITIES:
Net income                                               $ 15,889           $ 16,302                         $ 25,548
Adjustments  to reconcile  net income to
     net cash  provided by operating
     activities:
     Depreciation  and  amortization                        2,002              3,223                            6,103
     Provision  for inventory  obsolescence                   307                826                              159
     Provision for bad debts                                  357                724                              724
     Deferred rent                                            483                327                              336
     Tax benefit  from  exercise  of
          stock  options                                      666              1,865                            1,902
     Minority  interest                                        -                  46                               39
     Deferred  income taxes                                  (581)            (1,107)                            (587)
     Non-cash interest  income                               (597)              (532)                          (1,069)
     Net realized  (gain) loss on available for
          sale  securities                                     15               (309)                          (9,175)
     Non-cash  merger  costs                                   -                 609                                -
Changes  in operating  assets and  liabilities:
     (Increase) in accounts  receivable                    (4,035)            (8,995)                          (9,234)
     (Increase) decrease in inventory                         940            (12,682)                          (3,639)
     (Increase) decrease  in other  current  assets           325               (951)                          (1,910)
     (Decrease)  increase  in accounts payable             (1,966)             2,503                           (2,393)
     Increase  (decrease) in accrued expenses                (605)             3,092                              789
     Other                                                    182                445                             (143)
          Net cash  provided by
               operating  activities                       13,382              5,386                            7,450
                                                           ------              -----                            -----
CASH FLOWS FROM  INVESTING  ACTIVITIES:
     Capital expenditures                                  (7,226)            (7,614)                         (10,722)
     Purchase of short-term investments                   (25,318)           (23,257)                         (45,937)
     Proceeds from sales of short-term  investments         3,275             21,808                           44,044
     Proceeds from sales of other investments                 -                  -                             10,100
     Acquisition of business                                  -                  378                             (820)
     Net cash used in  investing  activities              (29,269)            (8,685)                          (3,335)
                                                          -------              ------                           ------
CASH FLOWS FROM FINANCING  ACTIVITIES:
     Dividends paid                                        (5,125)               -                                  -
     Principal  payments under capital
          lease obligations                                  (236)              (392)                             (104)
     Proceeds from  short-term  borrowings                 19,615              2,157                            12,625
     Repayments on short-term  borrowings                 (20,482)            (2,157)                          (12,625)
     Exercise of stock options                                516                892                               982
     Issuance of common stock                              27,893                220                             1,368
     Repayment of note  receivable
          for  stock                                          191                285                                 -
     Other                                                   (114)                -                              (500)
     Net  cash  provided  by  financing
          activities                                       22,258              1,005                             1,746
                                                           ------              -----                             -----
NET (DECREASE) INCREASE IN CASH
     AND CASH EQUIVALENTS                                   6,371             (2,294)                            5,861
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                1,910              8,281                             5,987
CASH AND CASH EQUIVALENTS,  END OF YEAR                  $  8,281            $ 5,987                           $11,848
                                                         =========           =======                           =======
SUPPLEMENTAL  DISCLOSURES OF CASH FLOW INFORMATION:
     Cash paid  during  the year for:
     Interest                                            $    107            $    28                            $    95
     Income taxes                                           5,442              8,264                             13,739
SUPPLEMENTAL  DISCLOSURES  OF NON-CASH  INVESTING
     AND FINANCING  ACTIVITIES
Equipment acquired under capital lease obligations       $    118            $   -                              $   157
Other assets  acquired by incurring  long-term  debt        2,000                -                                   -
Change in net  unrealized  (losses)/gains
     on available  for sale  securities                     2,301              4,464                             (1,151)
Stock and options  issued for  acquisition  of business       -                   -                               3,795
                                                            =====            =======                             =======

See notes to consolidated financial statements.


                   Notes to Consolidated Financial Statements

                     Dialogic Corporation and Subsidiaries

1. Summary of Signicant Accounting Policies

Nature of Business - Dialogic designs, manufactures and sells high performance, standards-based computer telephony (CT) components sold globally to original equipment manufacturers, value added resellers and service providers through both a direct sales force and distributors. Computer telephony systems built with Dialogic products manage telephone, facsimile and multi-media calls answered by computers over wireless and wired networks worldwide. Dialogic's products are used in voice, fax, data, voice recognition, speech synthesis and call center management CT applications. Dialogic products are offered as modular building blocks that enable its customers to design CT systems that meet the application demands of their end-user customers. The company is headquartered in Parsippany, New Jersey, with regional headquarters in Tokyo, Japan, Brussels, Belgium and Buenos Aires, Argentina. Dialogic employs approximately 900 people worldwide, and has offices in major industrial centers around the world.

Principles of Consolidation - The consolidated financial statements include the accounts of Dialogic Corporation and its subsidiaries (collectively, the "Company"). Signicant intercompany accounts and transactions have been eliminated.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. The preparation of financial statements in conformity with generally accepted accounting principles also requires management to make estimates and assumptions that affect the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Reclassications - Certain reclassications were made to the 1994 and 1995 financial statements to conform to the 1996 presentation.

Revenue Recognition - The Company recognizes revenues  on  the date of shipment.

Inventory - Inventory is stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment - Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed at straight-line or accelerated methods at rates adequate to allocate the cost of the applicable assets over their expected useful lives, which range from one to five years on equipment (including software) and seven years for furniture and fixtures. Equipment under capital lease and leasehold improvements are amortized over the lease term or estimated useful life, whichever is shorter.

Income Taxes - Immediately prior to the consummation of the Company's IPO, the Company terminated its status as an S corporation. While the Company was an S corporation, federal income taxes and state income taxes for those states which recognize S corporation status were reported by and taxed directly to the Company's shareholders rather than to the Company. Due to the termination of its status as an S corporation on April 16, 1994, the Company is now subject to federal and all applicable state income taxes on taxable income earned. The Company provides deferred income taxes on temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws in accordance with SFAS No. 109 "Accounting for Income Taxes."

Research and Development Expenses - Research and development is charged to expense in the year incurred.

Software Development Expenses - The development of new software products and substantial enhancements to existing software products is expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with SFAS No. 86. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

Foreign Currency Translation - For the Company's international operations, assets and liabilities are translated at year-end exchange rates and income statement items are translated at average exchange rates prevailing during the year. Translation adjustments are recorded as a separate component of shareholders' equity.

Cash   Equivalents  and  Investments  -  Cash   equivalents  are  highly  liquid
investments, including certicates of deposit, government securities and time deposits, with maturities of three months or less at the time of purchase. Short-term investments are similar investments with maturities of more than three months. Cash equivalents are stated at cost which approximates market value. Included in cash and cash equivalents is $324,000 and $533,000 which was withheld from employees for employee benefit plans at December 31, 1995 and 1996.

On January 1, 1994 the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". This Statement requires that debt and equity securities that have readily determinable fair values be carried at fair value unless they are held to maturity. Securities are classied as held to maturity only if the Company has the positive intent and ability to hold these securities to maturity. If not classied as held to maturity, such securities are classied as securities available for sale or trading securities. Unrealized gains or losses for securities held in the available for sale portfolio are excluded from earnings and reported net of tax as a separate component of shareholders' equity. Short-term investments and the convertible note, options and shares (see Note 5) are classied as available for sale securities. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the Consolidated Statements of Income. Fair values are determined by reference to market prices for securities as quoted based on publicly traded exchanges or as determined by a municipal bond pricing service which utilizes current trade, bids, offers and other issue specific data at the valuation date.

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of accounts receivable from customers in the computer telephony industry. This risk is mitigated by the large number of customers in the Company's customer base and the Company's procedures for extending credit and collection of receivables.

Income Per Share - Income per share is based on the weighted average number of common shares and common share equivalents outstanding during the periods presented. Stock options have been included in the computations using the treasury stock method when their effect would be dilutive. In 1994 income per share was computed on a pro forma basis as the Company was an S Corporation through April 1994. Pro forma tax expense is computed as though the Company was a C Corporation for the entire year.

Accounting Pronouncements - In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement is effective for fiscal years beginning January 1, 1996. The adoption of this statement did not have an effect on the Company's consolidated financial condition or results of operations.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for the Company beginning January 1, 1996. SFAS No. 123 requires expanded disclosures in annual financial statements of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock based compensation awards to employees and has made the required disclosure of the pro forma effect on net income and income per share in Note 6 to the Company's Consolidated Financial Statements.


2. Acquisitions

On June 6, 1994, the Company issued 1.4 million shares of its Common Stock for all of the outstanding stock of GammaLink, a California based developer of facsimile boards for computer-based applications. In addition, formerly outstanding options to acquire shares of GammaLink's capital stock were converted into options to purchase a total of 279,000 shares of Dialogic Common Stock. This acquisition has been accounted for as a pooling of interests.

     The following summarizes the separate results of the Company and GammaLink from January 1, 1994 through the end of the interim period nearest the acquisition ($000's):

                  Dialogic        GammaLink       Eliminations (1)        Total
                  ---------       ---------       ----------------        ------
Six Months Ended June 30, 1994 (Unaudited)
Revenues        $ 51,669          $  8,472        $   (895)             $59,246
Net Income        7,705                777            (188)               8,294

(1) Intercompany transactions between Dialogic and GammaLink.

     On February 14,1995, the Company completed the purchase of certain assets, consisting principally of software technology, from Digital Equipment Corporation. Such assets have enabled the Company to develop, market and sell a server product for computer control of telephone switches. Under the terms of the agreement, the purchase price was $250,000. Additionally, the Company is required to make future royalty payments (not to exceed $1.75 million)which will be based on sales of products utilizing the acquired technology over a three year period.

     On February 27, 1995, the Company acquired Spectron Microsystems, Inc. ("Spectron") a California-based producer of DSP operating systems. The acquisition was structured as a merger pursuant to which a wholly-owned subsidiary of Dialogic merged with and into Spectron and shareholders of the acquired entity exchanged all of their capital stock for a total of 430,229 shares of the Company's Common Stock. Spectron stock options were replaced by stock options entitling their holders to purchase a total of 97,308 shares of the Company's Common Stock. This transaction has been accounted for as a pooling of interests. Since the historical operations of Spectron prior to the date of the merger were not material to the Company's consolidated operations and financial position, prior period financial statements have not been restated.

     On June 27, 1996, the Company acquired all of the outstanding common stock of Dianatel Corporation in exchange for 55,424 shares of Dialogic common stock, $1.1 million in cash and options to purchase 29,874 shares of Dialogic common stock. The merger has been accounted for as a purchase. The merger resulted in goodwill of approximately $4.7 million which is being amortized over five years beginning with the date of the acquisition.

3. Balance Sheet Detail

                      Consisted of the following ($000's)
December 31,                         1995              1996

Inventories
        Raw materials          $       11,900    $     10,399
        Work-in-process                 2,784           4,607
        Finished goods                  9,285          12,756
                               ---------------   ------------
                               $       23,969    $     27,762
                               ===============   ============

Allowances for excess or obsolete inventories were $1,460 and $1,552 at the end of 1995 and 1996, respectively.

Property and Equipment

        Furniture and fixtures    $      4,835    $      5,843
        Equipmen                        18,613          27,328
        Leasehold improvements           1,815           3,059
                                  ------------    ------------
                                  $     25,263    $     36,230
                                  ============    =============
        Less accumulated
          depreciation and
          amortization                  10,137         15,822
                                  ------------    -----------
                                  $     15,126    $    20,408
                                  ============    ===========
Deposits and Other assets

        Deposits                  $        761    $       720
        License fees                     1,924          1,563
        Other                              149            378
                                  -------------   -----------
                                  $      2,834    $     2,661
                                  ============    ===========
Long-Term Liabilities
        Deferred rent             $        963    $    1,299
        License fees                     1,250           750
        Note payable (prime + 1%)          -             634
        Other                               46           243
                                  -------------   ----------
                                  $      2,259    $    2,926
                                  ============    ==========

4. Shareholders' Equity

In 1994, the Company effected a 1.5 for 1 stock split of common shares and amended its certicate of incorporation to increase the number of shares of Common Stock that the Company is authorized to issue to 60,000,000. During November 1993, the Board declared a dividend in the amount of $2.7 million, which was paid in February 1994.

     On April 19, 1994, Dialogic consummated its IPO, issuing a total of 2,889,375 shares of Common Stock, which resulted in net proceeds to Dialogic of approximately $27.9 million. Upon termination of the Company's S corporation status, cash distributions totaling $2.4 million were paid to stockholders from the undistributed S corporation retained earnings. The remaining undistributed S corporation retained earnings of approximately $1.0 million have been reclassied as additional paid in capital.

Note Receivable for Stock - GammaLink had an employment agreement with one of its officers. Under the agreement, the officer acquired 96,754 shares of Common Stock for $50,000 and notes in the principal amount of $476,000. The notes were secured by the Company's Common Stock. In December 1994 and January 1995 the notes were repaid.

5. Available For Sale Securities

The following is a summary of the available for sale securities as of December 31,1996 and 1995 ($000's):



                                            Cost            Gross           Gross              Estimated
                                                            Unrealized      Unrealized         Fair Value
1996                                                        Gains           Losses

Municipal Bonds                         $ 26,395            $    48        $  -               $ 26,443
Convertible note and shares                1,954              9,076           -                 11,030
                                           -----              -----                             ------
   Total available for sale securities  $ 28,349            $ 9,124        $  -               $ 37,473
                                        ========            =======        ========            =======

Included in the convertible note and shares are equity securities of $792, net of unrealized gains of $274.



1995
Government Bonds                        $   17,765          $   236        $   -              $ 18,001
Municipal Bonds                              2,045                6            -                 2,051
Corporate Bonds                              4,566               78           (7)                4,637
                                             -----               --           --                 -----
        Total short term investments        24,376              320           (7)               24,689
                                            ------              ---           --                ------
Convertible note, options and shares         1,904           10,873            -                12,777
                                             -----           ------                             ------
        Total available for
          sale securities               $   26,280          $11,193        $  (7)             $ 37,466
                                        ==========          =======        =====              ========

Included in the convertible note, options and shares are equity securities of $742, net of unrealized gains of $4,954.


The cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity, are as follows ($000's):

                                              Cost                Estimated
                                                                  Fair Value
1997                                    $     5,409              $   14,228
1998                                         13,006                  13,023
1999                                          2,992                   2,995
2000                                            -                      -
2001                                            -                      -
Thereafter                                    6,150                   6,161
                                        -----------              ----------
                                        $    27,557              $   36,407
                                        ===========              ==========

During 1995 and 1996, the gross realized gains on sales of securities totaled approximately $327 and $9,345, respectively, and the gross realized losses totaled approximately $18 and $170, respectively.

          In 1991, the Company completed a series of agreements with VCS which were subsequently amended as of March 14, 1994; such agreements provide, among other things, as follows:

          (a) The Company paid $900,000 in cash for a convertible note in the principal amount of $1.2 million with interest at "prime" plus 2% and having a maturity date of January 1, 1997. In addition, the Company received a security interest in certain technology. Under the note agreement, the Company had the right to convert all or any part of the principal amount of the note and accrued interest into shares of VCS stock at a rate of one share for each $.92 of principal and interest accrued.

          (b) VCS granted to the Company an option to purchase up to 914,231 shares of VCS common stock at a purchase price of $.61 per share.

          During 1994, 1995, and 1996, the Company recognized interest income in amounts of $335,000, $532,000, and $1,069,000, respectively, based on the estimated fair values of the VCS stock which the Company elected to receive in lieu of cash on each of the interest payment dates of the convertible note. In 1994, upon reassessing the creditworthiness of VCS, the Company recognized a discount of $262,000, which is reflected in interest income. During 1996, the Company sold 1,150,000 shares of stock in VCS's public offering for proceeds of $10.1 million by exercising its option and by selling additional shares held. The Company realized a pre-tax gain on available for sale securities of $9.1 million. On January 1, 1997 the Company converted the principal of the note into 1,264,474 shares of capital stock of VCS, after which the Company's total holdings in VCS amounted to 1,399,715 shares of capital stock.

          The convertible note, options and shares were classified as available for sale under SFAS 115, since the Company views these as investments. The fair values of the Company's investments in VCS have been determined by reference to the market prices for VCS stock as quoted on publicly traded exchanges on the respective valuation dates. Prior to December 31, 1996 such fair values included discounts to reflect the possible illiquidity in the market for VCS stock.

          VCS is a supplier to the Company of certain proprietary voice recognition technologies. During 1994, 1995 and 1996, the Company's purchases from VCS amounted to $2,651,000, $5,825,000, and $2,953,000, respectively.

6. Employee Benefit Plans

Bonus Plan - The Company has a quarterly bonus program in which all employees participate, except certain members of senior management. Each quarter a pool is created based upon the achievement of targeted profit goals. Payments are made to employees on a quarterly basis. For the years ended December 31, 1994, 1995, and 1996, the Company recorded expenses under the program of $874,000, $990,000, and $978,000, respectively.

Savings Plan - The Company has a savings plan, which qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, participating U.S.
employees may defer up to 15% of their pre-tax salary, but no more than statutory limits. The Company contributes forty cents for each dollar contributed by a participant, with a maximum contribution of 2% of a participant's earnings. The Company's matching contributions to the savings plan were $250,000, $311,000, and $458,000 in 1994, 1995, and 1996, respectively.

Stock Compensation Plans - At December 31,1996, the Company had certain stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for either type of plan. Had compensation cost been determined in accordance with the method of SFAS No. 123 "Accounting for Stock-Based Compensation", based on the fair value at the grant date for awards during 1995 and 1996 under those plans, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below ($000's except per share amounts):


                                               1995                   1996

Net Income
     As reported                             $ 16,302               $ 25,548
     Pro  forma                              $ 14,818               $ 22,340

Income  per  share
     As reported                             $   1.02               $  1.56
     Pro forma                               $    .92               $  1.36


The effects of applying SFAS No. 123 for providing pro forma disclosures are not likely to be representative of the effects on reported net income for future years, because options vest over several years and additional awards generally are made each year. The fair value of the 29,874 stock options issued in connection with the 1996 acquisition of Dianatel is included in the Dianatel purchase price and therefore does not affect the pro forma amounts indicated above.

Stock Option Plans - The Company has stock option plans for directors, officers and all employees, which provides for nonqualified and incentive stock options. At December 31, 1996, 652,520 shares were available for future grants under the plans. All options have been granted at exercise prices at or above fair market value at the date of grant and vest over periods of up to seven years. All options have a maximum term of ten years.

          For the purposes of the pro forma amounts indicated above and other disclosures, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Year of Grant                                1994            1995        1996
                                            ------           ----        ----
Volatility                                    75%             75%         75%
Weighted average risk free interest rate     7.0%            6.4%        6.3%
Expected life (yrs)                            6               6           6

No dividends are assumed to be paid during the expected life of any option.

          A summary of the status of the Company's stock option plans as of December 31,1994, 1995, and 1996 and changes during the years ending on those dates is presented below:


                                        1994                           1995                                1996
                         ----------------------------      ----------------------------        -------------------------------
                         Shares    Weighted-Average        Shares      Weighted-Average        Shares        Weighted-Average
                         (000)     Exercise Price           (000)      Exercise Price           (000)         Exercise Price


Options outstanding
   at beginning of year  2,031       $    5.00              1,850     $     7.00                1,962           $    12.00
Granted                    319           13.00                511          23.00                  626                31.00
Exercised                 (464)           1.00               (351)          3.00                 (173)                5.00
Forfeited/Canceled         (36)           5.00                (48)         10.00                 (146)               29.00
Options outstanding
   at end of year        1,850       $    7.00              1,962     $    12.00                2,269           $    16.00
                         =====                              =====                               =====
Options Exercisable at
     year end              827                                759                                 855
Weighted average fair
   value of options granted
   during the year             $ 10.00                            $  16.00                                $  23.00

The following table summarizes information about stock options outstanding at December 31, 1996:



                                               Options Outstanding                                       Options Exercisable
-----------------------------------------------------------------------------------------    --------------------------------------
                                     Number      Weighted-Average
                                   Outstanding      Remaining            Weighted-Average    Number Exercisable     Weighted-Average
     Range of  Exercise Prices     at 12/31/96   Contractual life (yrs)   Exercise Price         at 12/31/96          Exercise Price
-------------------------------    -----------   ----------------------  ----------------    ------------------     ----------------
$ 1.33    to   $  4.93               497,000         4.6                    $  3.60              391,000                $ 3.57
  5.73    to      9.33               449,000         6.7                       7.10              246,000                  7.50
  10.67   to     18.88               376,000         7.4                      15.13              158,000                 14.23
  21.00   to     28.75               719,000         8.9                      24.94               60,000                 23.50
  30.00   to     55.75               228,000         9.6                      36.44                 -                       -
                                   ---------         ---                    --------             -------                ------------
                                   2,269,000         7.3                    $ 16.27              855,000                $ 8.08
                                   =========         ===                    =======              =======                ============



Employee Stock Purchase Plan - On April 28,1995, the Company's stockholders approved the establishment of the Employee Stock Purchase Plan (the "ESPP"). Under the ESPP, employees meeting certain eligibility requirements may elect to use up to ten percent of their compensation to purchase the Company's common stock at a purchase price equal to eighty-five percent of the fair market value of the stock at the beginning or end of each offering period, whichever is lower. Certain members of senior management are not eligible to participate in the ESPP. Under the ESPP, the Company reserved for issuance a total of 300,000 shares. Approximately fifty percent of eligible employees have participated in the ESPP during the last two years. Under the ESPP, the employees purchased or committed to purchase 29,109 shares and 49,770 in 1995 and 1996, respectively. For the purpose of the pro forma amounts indicated above, compensation cost was based on the fair value of the employee's purchase rights on the date of grant, which was estimated using the Black-Scholes model with the following assumptions for 1995 and 1996; no dividends, an expected life of .25 years, expected volatility of seventy-five percent, and weighted average risk-free interest rates of 5.5 and 5.1 percent. The fair value of those purchase rights granted in 1995 and 1996 was $169,000 and $588,000, respectively.

7. Credit Facilities

The Company maintains credit facilities, with two different lenders, pursuant to which the Company may borrow up to $35 million on an unsecured basis for working capital purposes.

          Loans made under these agreements bear interest, at the option of the Company, primarily at a rate equal to the lenders' base rate less one-quarter percent or LIBOR plus one percent. At December 31, 1995 and 1996 no borrowings were outstanding pursuant to these credit facilities. Future borrowing under this facility will be due and payable on July 1, 1997.

8. Provision for Income Taxes

The provision for income taxes is comprised of the following ($000's):

Year Ended December 31,                      1994              1995            1996
-----------------------                    -------           -------         -------
Federal:
        Current                           $ 4,212         $    9,24           12,343
        Deferred                              479              (926)            (599)
                                          -------         ----------          ------
                Total federal               4,691             8,798           11,744
                                          -------         ----------          ------
State:
        Current                               854             1,136            1,616
        Deferred                               87              (227)             (39)
                                          -------         ----------          ------
                Total state                   941               909            1,577
                                          -------         ----------          ------
Foreign:
        Current                               848               134              824
        Deferred                               38                13               44
                                          -------         ---------            -----
                Total foreign                 886               147              868
                                          -------         ---------            -----
Provision before cumulative net
   federal deferred tax asset               6,518             9,854           14,189
                                          -------         ---------           ------
Cumulative net federal deferred tax asset  (1,110)               -               -
                                          --------        ---------           ------
                Total provision          $  5,408         $   9,854       $   14,189
                                         =========        =========       ==========

          The Company provides for deferred taxes, arising from the cumulative temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, by recording an income tax benefit or charge for such deferred taxes in its consolidated statements of income. In conjunction with the termination of the Company's S corporation status in 1994, a cumulative net federal deferred tax asset of $1.1 million was recognized with an offsetting credit to the provision for income taxes.

         The federal and state tax effects of signicant items comprising the Company's deferred tax assets and liabilities are as follows ($000's):

December 31,                                     1995                    1996

Deferred tax assets:

Allowance for doubtful accounts               $   234                  $  222
Inventory reserves                                614                     645
Credit memo reserve                               339                     557
Self insurance reserve                            213                     291
Warranty reserve                                  220                     144
Deferred revenue and deferred rent                527                     701
Other reserves                                    375                     595
Other                                             545                     716
                                              -------                  ------
Total deferred tax assets                     $ 3,067                  $3,871
                                              =======                  ======
Deferred tax liabilities:
Unrealized gains on available
     for sale securities                      $(4,440)                $(3,507)
Depreciation                                     (510)                   (633)
Other                                            (370)                   (483)
                                             --------                 --------
Total deferred tax liabilities               $ (5,320)                $(4,623)
                                             =========                ========

          The effective income tax rates differed from the federal statutory income tax rates as follows ($000's):



December 31,                                        1994            1995           1996
                                                    ----            ----           ----
Federal taxes at statutory rate                $   7,454         $  9,155       $ 13,908
Cumulative net federal deferred tax asset         (1,110)             -             -
State taxes net of federal benefit                   612              591          1,025
Effect of foreign taxes                              254                5            180
Effect of S corporation status                    (1,568)             -             -
Research and development credits                    (340)            (438)          (721
Acquisition costs                                     -               429           -
Foreign sales corporation benefit                     -               -             (319)
Tax exempt income                                     -               -             (233)
Goodwill amortization                                 -               -              131
Other                                                106              112            218
                                              ----------         --------       ---------
Total                                         $    5,408         $  9,854       $ 14,189
                                              ==========         ========       ========

     Provision has not been made for deferred U.S. income taxes on undistributed earnings of foreign subsidiaries totalling $3.6 million since those earnings are intended to be permanently invested. It is not practicable to estimate the income tax liability that might be incurred upon the remittance of such earnings.

Pro Forma Provision for Income Taxes (Unaudited) - The unaudited pro forma provision for income taxes represents estimated income taxes that would have been reported had the Company fled its tax return as a taxable C corporation for
1994.     The  Company has accounted  for  income taxes on a pro forma basis in accordance with SFAS No. 109.

     The pro forma provision for income taxes is comprised of the following ($000's):

December 31,                                                              1994
                                                                          ----
Federal:
        Current                                                         $5,427
        Deferred                                                           435
                                                                        ------
                Total federal                                            5,862
                                                                        ------
State:
        Current                                                            854
        Deferred                                                            87
                                                                        ------
                Total state                                                941
                                                                        ------
Foreign:
        Current                                                            848
        Deferred                                                            38
                Total foreign                                              886
                                                                        ------
Total provision                                                         $7,689
                                                                        ======

9. Commitments and Contingencies

(a)  Lease   Commitments  - Equipment  with a  net  book  value of $248,000  and
$282,000 at December 31, 1995 and 1996, respectively (net of accumulated depreciation of $478,000 and $601,000), is leased under capital leases.

          The Company leases certain office/warehouse space and equipment under operating leases which expire at various times through 2005. Total rent expense under operating leases amounted to approximately $3.3 million, $4.5 million and $5.8 million for the years ended December 31, 1994, 1995, and 1996, respectively. At December 31, 1996 future minimum lease payments are as follows ($000's):

                                               Operating       Capital
Year Ending December 31,                        Leases         Leases
                                               ---------       -------
1997                                           $  6,726        $  59
1998                                              6,768           40
1999                                              6,592           40
2000                                              6,157           40
2001                                              5,279           30
Thereafter                                       17,680            -
                                               --------        ------
Total                                         $  49,202        $  209
                                              =========        ======
Amounts representing interest                                    (40)
                                              ---------        ------
Present value of minimum lease payments                          169
                                              ---------        ------
Current portion                                                $  59
                                              =========        ======


(b) Legal Proceedings - In June 1995, the Company entered into a settlement agreement that resulted in the dismissal of various legal proceedings involving, among others, the Company and Brooktrout Technology, Inc. ("Brooktrout"). In November 1995, Brooktrout filed a complaint in the United States District Court for the District of Massachusetts naming the Company, its GammaLink subsidiary and its Chairman of the Board as defendants. The complaint sought to rescind the settlement agreement and obtain unspecified compensatory and punitive damages on the basis of allegations that the defendants fraudulently induced Brooktrout to enter the settlement agreement. The defendants deny the substantive allegations of this complaint and have filed a counterclaim seeking damages from Brooktrout. In December 1996, the District Court entered an order of summary judgment against Brooktrout dismissing certain of its claims, but leaving unresolved a statutory unfair practice claim by Brooktrout and leaving unresolved all of the defendant's counterclaims. Such order remained appealable. Although outcomes of legal proceedings are difficult to predict and cannot be assured, the Company does not believe that such proceedings will materially adversely affect its consolidated financial condition, results of operations or liquidity.

During the third quarter of 1996, a complaint was filed in New Jersey Superior Court against the Company and certain of its directors alleging that the defendants breached principles of common law fraud in connection with certain public statements made prior to the Company's July 8, 1996 press release announcing preliminary results for the quarter ended June 30, 1996.
The  complaint  seeks  monetary  damages  on  behalf of a  purported  class of
purchasers of the Company's Common  Stock.   Management  is unable to predict a
potential range of monetary exposure, if any, to the Company, but believes that the substantive claims asserted are without merit and that a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity is less than probable. However, based on the extent of the decline in the market price of the Company's Common Stock after such press release was published, an unfavorable result could have a material adverse effect on the Company.

The  Company is  also  engaged  in  other  legal  proceedings  arising   in  the
ordinary course of its business, the result of which proceedings are not expected to have a material adverse effect on the Company's consolidated financial condition, results of operations and liquidity.

Management intends to defend each of the above-mentioned legal proceedings vigorously. The Company's statements regarding the potential effect of each of these legal proceedings constitute forward-looking statements. Actual results could differ materially from these statements, depending upon uncertainties that exist in any litigation relating to interpretations of legal issues and the development and presentation of factual issues.

10. Operations in Geographic Areas

Information about the Company's operations in different geographic areas at December 31, 1996, 1995, and 1994 and the years then ended is presented below ($000's):


                                                     Adjustments
                                Asia/                   and
1996               Americas    Pacific    Europe     Eliminations   Consolidated
                   ----------  -------    ------     ------------   ------------
Revenues:
Customers           $171,517   $12,282   $29,805      $    -           $213,604
Intercompany          32,752     4,212     2,071        (39,035)             -
                    ---------  -------   -------      -----------   ------------
Total revenues      $204,269   $16,494   $31,876      $ (39,035)       $213,604
                    =========  =======   =======      ===========   ============
Net income          $ 24,788   $   400   $   686      $    (326)       $ 25,548
Identiable assets   $194,316   $ 6,297   $11,531      $ (63,895)       $148,249


                                                     Adjustments
                                Asia/                    and
1995                Americas   Pacific  Europe       Eliminations   Consolidated
                    --------   -------  --------     ------------   ------------
Revenues:
Customers           $133,930   $ 9,439   $25,283      $   -           $ 168,652
Intercompany          26,144     2,688     1,412        (30,244)          -
                    ---------  -------   -------      -----------     ----------
Total revenues      $160,074   $12,127   $26,695      $ (30,244)      $ 168,652
                    =========  =======   =======      ===========     ==========
Net income          $ 16,667   $   223   $    26      $    (614)      $  16,302
Identiable assets   $131,924   $ 4,063   $ 8,163      $ (26,788)      $ 117,362

                                                     Adjustments
                                 Asia/                   and
1994                Americas    Pacific  Europe      Eliminations   Consolidated
                    --------    -------  ------      ------------   ------------
Revenues:

Customers           $103,318   $ 7,553   $16,364      $   -            $127,235
Intercompany          17,462     1,663       414      (19,539)            -
                    --------   -------   -------      -----------    -----------
Total revenue       $120,780   $ 9,216   $16,778      $ (19,539)       $127,235
                    ========   =======   =======      ===========    ===========
Net income          $ 15,410   $   577   $   340      $    (438)       $ 15,889
Identiable assets   $ 79,398   $ 3,384   $ 6,049      $  (6,967)       $ 81,864

     Intercompany sales are at prices which in general provide for a profit to the selling subsidiary. The above-mentioned revenues for the Americas included export sales to customers (in Asia/Pacic and Europe) as follows ($000's):

                          Asia/Pacific       Europe             Total
                        ----------------     -------           --------
1996                     $   20,224          $  -               $20,224
1995                         14,594             -                14,594
1994                         12,361           1,049              13,410


Supplementary Financial Information

Selected Quarterly Financial Information (Unaudited)
(In thousands, except share amounts)

                                                Quarter Ended
1996                            March 31,       June 30,   Sept 30,     Dec 31,
                               ----------      ---------   --------    ---------
Total revenues                  $48,732         $50,054    $55,432     $59,386
Costs of goods sold              19,751          19,908     22,733      22,372
Net income(1)                    10,612           4,566      4,793       5,577
Income per share(1)                 .65             .28        .29         .34

                                                  Quarter Ended
1995                             March 31,     June 30,     Sept 30,    Dec 31,
                                ----------     --------    ---------   ---------
Total revenues                    $ 35,812     $ 40,625    $ 44,029    $ 48,186
Costs of goods sold                 14,336       16,210      17,914      18,369
Net income(2)                        2,050        4,014       4,929       5,309
Income per share(2)                    .13          .25         .31         .33

(1) Net of $9.1 million pre-tax or $.35 per share gain on sale of 1,150,000 shares of Voice Control Systems, Inc. in the first quarter and a $1.0 million pre-tax or $.04 per share one-time charge related to the Company's patent licensing agreement with Syntellect Technology Corp. in the third quarter.


(2) Net of $1.3 million pre-tax or $.05 per share of merger costs related to the Spectron acquisition in the first quarter.

Market Price and Dividend Data

The Company's Common Stock (the "Common Stock") is traded in the over-the-counter market and quoted on the Nasdaq National Market System ("NASDAQ") under the symbol "DLGC." The following table sets forth the high and low bid prices of the Common Stock on NASDAQ during the periods indicated. Such prices reflect inter-dealer prices without retail mark-up, mark-down or commissions and may not represent actual transactions.

                                        High                  Low
Quarter ended March 31, 1995         $ 31.50               $ 20.25
Quarter  ended June 30, 1995           29.00                 16.50
Quarter ended September 30, 1995       27.50                 16.00
Quarter ended December 31, 1995        44.25                 20.75
Quarter ended March 31, 1996           41.50                 25.50
Quarter ended June 30, 1996            60.00                 36.75
Quarter ended  September  30, 1996     55.25                 22.50
Quarter ended  December 31, 1996       38.00                 27.00

As of January 31, 1997, there were approximately 250 holders of record of the Common Stock. Since its IPO, the Company has not paid any cash dividends on its capital stock; prior to that offering, the Company declared aggregate S corporation dividends of $2.5 million in 1994 and $8.7 million in 1993. The Company's current policy is to retain earnings for use in its business. Accordingly, the Company does not anticipate paying cash dividends in the future. Any payment of cash dividends in the future will depend upon the financial condition, capital requirements, potential growth and earnings of the Company, as well as such other factors as the Board of Directors may deem relevant.


Selected Financial Data

The   following  selected   consolidated financial   data  should  be  read  in
conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere herein. All financial information presented herein for periods prior to the 1994 acquisition of GammaLink by Dialogic have been retroactively adjusted in order to account for that transaction as a
pooling of interests.   For  information   regarding 1995 and 1996 acquisitions,
see "Management's Discussion and Analysis of Financial Condition and Results of Operations".




Year Ended December 31,                           1992            1993          1994         1995         1996
                                                  -----         ------          ----         ----         ----
(In thousands, except share amounts)
Statement of Income Data:
Revenues                                         $ 65,416      $  95,613      $127,235     $ 168,652   $ 213,604
Costs and expenses:
        Cost of goods sold                         25,164         38,151        50,841        66,829      84,764
        Research and development expenses          13,140         16,687        21,650        29,045      40,666
        Selling, general and administrative
          expenses                                 19,658         27,409        34,646        47,673      60,052
        Merger costs                                 -               -            -            1,294        -
        Interest expense (income) - net               (40)           (75)       (1,214)       (2,036)     (2,440)
        Net realized losses/(gains) on available
          for sale securities                        -               -              15          (309)     (9,175)
Income before provision for income taxes            7,494         13,441        21,297        26,156      39,737
Provision for income taxes                            994          1,317         5,408         9,854      14,189
                                                 --------      ---------     ---------     ---------    --------
Net income                                       $  6,500      $  12,124     $  15,889     $  16,302    $ 25,548
                                                 ========      =========     =========     =========    ========
Income per share                                                                           $    1.02    $   1.56
                                                 ========      =========     =======================    ========

Shares used in the calculation of pro forma income per share(2)                               16,039      16,417

Pro Forma Data(1):

Income before provision for
     income taxes as reported                     $ 7,494      $  13,441   $    21,297
Provision for income taxes                          3,017          4,986         7,689
                                                  -------      ---------   -----------
Net income                                        $ 4,477      $   8,455   $    13,608
                                                  =======      =========   ===========
Income per share                                     -         $     .69   $       .94
                                                  =======      =========   ===========
Shares used in the calculation
   of pro forma income per share(2)                  -            12,282        14,509

Balance Sheet Data:

Working capital                                   $12,053      $  14,903   $    55,711     $  76,977  $  100,265
Total assets                                       24,463         38,572        81,864       117,362     148,249
Long-term obligations, net of current maturities      337            630         2,465         2,259       2,926
Shareholders' equity(3)                            17,318         21,418        66,796        92,757     124,842




          (1) From 1992 through the IPO in April 1994 (the "S Period"), the Company was an S corporation and, accordingly, was not subject to federal and certain state corporate income taxes. The pro forma statement of income information has been computed as if the Company had been subject to federal and all applicable state corporate income taxes during the S Period, based on the statutory tax rates and the tax laws then in effect. See Note 1 of the Notes to the Company's Consolidated Financial Statements.

          (2) For information regarding the shares used in the calculation of pro forma income per share (i.e., pro forma to reflect Dialogic as if it were taxed as a C corporation throughout), see Note 1 of the Notes to the Company's Consolidated Financial Statements.

          (3) The Company  declared an aggregate of $4.2  million,  $8.7 million
and  $2.5  million  in  S  corporation   dividends  in  1992,   1993  and  1994,
respectively. No other dividends were declared during the periods presented.