Form 10-K, Exhibit 13
period 1997-12-31
DIALOGIC CORP
filed 1998-03-27
CIK 899042

The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and the Notes to the Consolidated Financial Statements. All financial information presented for periods prior to the 1994 acquisition of GammaLink by Dialogic have been retroactively adjusted in order to account for that transaction as a pooling of interests.


                                  EXHIBIT 13.1

           INCORPORATED PORTIONS OF THE ANNUAL REPORT TO SHAREHOLDERS

Amounts in thousands,  except per share data
Year ended December  31,                1997       1996            1995        1994          1993
Statement  of Income  Data:
Revenues                              $261,310   $213,604        $168,652   $127,235      $ 95,613
Cost  of goods sold                     98,329     84,764          66,829     50,841        38,151
                                       -------    -------         -------    -------        ------
Gross  profit                          162,981    128,840         101,823     76,394        57,462
Research and development expense        51,530     40,666          29,045     21,650        16,687
Selling, general and administrative
  expenses                              78,107     59,666          47,617     34,646        27,409
Amortization of goodwill                   991        386              56       -              -
                                       -------    -------         -------    -------        ------
Operating income                        32,353     28,122          25,105     20,098        13,366
Merger costs                                -          -            1,294       -              -
Interest (expense) income - net          1,637      2,440           2,036      1,214            75
Net  realized  (losses) gains on
  available for sale securities            (4)      9,175             309        (15)          -
                                       -------    -------         -------    -------        ------
Income before provision for income
  taxes                                 33,986     39,737          26,156     21,297        13,441
Provision  for income taxes             12,234     14,189           9,854      5,408         1,317
                                       -------    -------         -------    -------        ------
Net income                            $ 21,752   $ 25,548        $ 16,302   $ 15,889      $ 12,124
Income per share:
     Basic                            $   1.37   $   1.63        $   1.06
     Diluted                          $   1.31   $   1.56        $   1.02
                                       -------    -------         -------    -------        ------
Shares used in the calculation of pro
  forma  income  per share:
     Basic                              15,931     15,654          15,340
     Diluted                            16,598     16,417          16,039

Pro Forma Data:(1)
Income  before provision for income
  taxes as  reported                                                         $21,297      $ 13,441
Provision  for income taxes                                                    7,689         4,986
Net income                                                                   $13,608      $  8,455
Income per share:
     Basic                                                                   $   .99      $    .85
     Diluted                                                                 $   .94      $    .69
Shares used in the calculation of pro
  forma income per share:
     Basic                                                                    13,774           9,996
     Diluted                                                                  14,509          12,282
Balance Sheet Data:
Working capital                       $119,920   $103,909        $ 76,997   $ 55,711        $ 14,903
Total assets                           182,404    147,270         117,362     81,864          38,572
Long-term obligations, net of
  current maturities                     2,481     2,926            2,259      2,465             630
Shareholders' equity(2)                144,865   124,842           92,757     66,796          21,418
________________________


     (1) During 1993 through the IPO in April 1994 (the "S Period"), the Company was an S corporation and, accordingly, was not subject to federal and certain state corporate income taxes. The pro forma statement of income information has been computed as if the Company had been subject to federal and all applicable state corporate income taxes during the S period, based on the statutory tax rates and the tax laws then in effect.

     (2) The Company declared an aggregate of $8.7 million and $2.5 million in S corporation dividends in 1993 and 1994, respectively. No other dividends were declared during the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business: Dialogic designs, manufactures and sells high performance, standards-based computer telephony (CT) components. Computer telephony systems built with Dialogic products manage telephone, facsimile and multi-media calls answered by computer over wireless and wired networks worldwide. The Company is headquartered in Parsippany, New Jersey, with regional headquarters in Tokyo, Japan; Brussels, Belgium; and Buenos Aires, Argentina. Dialogic employs approximately 1,000 people worldwide and has offices in major industrial centers around the world.

     The following table and commentary  should be read in conjunction  with the
Consolidated   Financial  Statements  and  related  Notes  to  the  Consolidated
Financial Statements.

Percentage of Revenues

     The following table sets forth, for the periods indicated, certain statements of income data as a percentage of total revenues:


                                        Percent of Sales            Percent of Change
Year ended December 31,          1997          1996    1995      1997       1996     1995
                                                                   vs.        vs.      vs.
                                                                  1996       1995     1994


Revenues                           100.0%      100.0%   100.0%     22.3%     26.7%     32.6%
Gross profit                        62.4        60.3     60.4      26.5      26.5      33.3
Research and
development expense                 19.7        19.0     17.2      26.7      40.0      34.2
Selling, general and administrative
   expenses (including amortization
   of goodwill)                     30.3        28.1     28.3      31.7      26.0      38.8
Merger costs                         -           -        0.8       -       100.0    (100.0)
Interest income -  net               0.6         1.1      1.2     (32.9)     19.8      67.7
Net realized gains on available
   for sale securities                -          4.3      0.2    (100.0)    100.0     100.0
                                    -----      -----      ---     ------    -----    ------
Income before provision for income
   taxes                            13.0        18.6     15.5     (14.5)     51.9      22.8
Provision for income taxes           4.7         6.6      5.8     (13.8)     44.0      82.2
                                    -----      -----     ----     ------     ----      ----
Net income                           8.3        12.0      9.7     (14.9)(1)  56.7(1)    2.6

_______________________

(1) During 1996, the Company recorded a pre-tax gain of $9.1 million as a result of its first quarter sale of a portion of its equity position in VCS. Excluding this gain, the percentage increase of 1997 compared with 1996 would have been 10.1%. The percentage increase for 1996 as compared to 1995 would have been 21.8%. See Note 3 of the Company's Notes to the Consolidated Financial Statements.

Fiscal 1997 Compared to Fiscal 1996

Revenue: For the year ended December 31, 1997, consolidated revenue increased 22.3% to $261.3 million from $213.6 million in fiscal 1996. Revenue growth in the Americas increased 18.6% or $38.1 million. Revenue growth in the Americas was impacted by longer than originally anticipated cycles for new product design wins. International revenues, primarily Europe and Asia/Pacific, increased 29.6% to $62.7 million from $48.4 million the preceding year. During 1997, Dialogic's worldwide revenue growth was favorably impacted by increased sales of high density products. Sales from high density products represented 55.6% of total 1997 revenue versus 48.7% of the total revenue in 1996.

Gross Profit: Consolidated gross profit for 1997 was 62.4% compared to 60.3% for the prior year. The increase in margins reflects the continued effects of the Company's cost reduction efforts across all product lines. During 1997, the Company substantially completed its move of production to a selected turnkey manufacturer resulting in further cost savings. In addition, margins were impacted by favorable product mix related to the increased volume of high density products, offset partially by a one-time charge of $600 thousand for the settlement of royalties related to a potential patent infringement.

Expenses: As a percentage of consolidated revenues, selling, general and administrative expenses increased to 30.3% in fiscal 1997 as compared to 28.1% in the previous year. The increase in selling, general and administrative expenses is attributable to the continuing growth of domestic and international sales and marketing efforts associated with new product launches and establishment of additional sales offices, costs associated with internal technology infrastructure and the costs associated with the hiring and relocation of executive staff members.

     Research and development expense increased $10.9 million to 19.7% of revenue as compared to 19.0% of revenue in fiscal 1996. The increase reflects the Company's continued investment of engineering resources related to Dialogic's DM3 Mediastream Resource Architecture ("DM3") announced in the first quarter of 1997.

     The Company recognized amortization expense of goodwill associated with the acquisition of Dianatel Corporation of approximately $1.0 million in fiscal 1997 as compared to $386 thousand in the prior year.

Interest Income: The Company recorded $1.6 million net interest income for the fiscal year ended December 31, 1997, as compared to $2.4 million in the previous fiscal year. Interest income in 1997 of $1.8 million was primarily generated from the Company's investments in tax free securities as compared to $2.5 million in 1996 from tax free investments and from the Company's election to convert accrued interest on the note of Voice Control Systems, "VCS." The Company continues to invest a majority of its available cash in tax free securities.

Taxes: The effective tax rate for fiscal 1997 was 36.0% as compared to 35.7% for fiscal 1996.

Net Income: Net income for fiscal 1997 was $21.8 million or $1.31 per diluted share as compared to $25.5 million and $1.56 per diluted share for the previous year. Net income in fiscal 1996 included an after-tax gain on the sale of securities of VCS of $5.8 million or $0.35 per diluted share.

Fiscal 1996 Compared to Fiscal 1995

Revenues: Consolidated revenues increased 26.7% to $214 million from $169 million in fiscal 1995. Revenues in the Americas increased 27.6% year over year while Europe and Asia/Pacific grew 24.6%.

     During 1996, revenue growth, primarily attributable to new customers, was driven by the sales of high density products, principally T-1 and E-1 Single and Dual Span cards. The Company also experienced unit growth and, to a lesser extent, revenue growth in its low density product lines.

Gross Profit: Consolidated gross profit for fiscal 1996 was 60.3% compared to 60.4% for the prior year. During 1996, the Company continued its efforts to cost reduce many of its products and benefited from reductions in overall material costs. These reductions in cost of goods sold were partially offset at the gross profit level by the reduced revenues resulting from the Company's 1996 price reductions and a one-time charge of $1.0 million related to a patent licensing agreement.

Expenses: As a percentage of consolidated sales, selling, general and administrative expenses decreased to 28.1% as compared to 28.3% in the previous year. The decrease is primarily attributable to the continued growth of domestic and international sales and marketing efforts, offset partially by marketing expenditures associated with new product launches, expenses related to the Company's expansion of distribution channels and the development of enhanced financial and distribution systems necessary to support the Company's expanded business activities. Research and development expense represented 19.0% of sales in fiscal 1996 as compared to 17.2% in fiscal 1995. The 1996 increase reflects the Company's DM3 initiative, engineering efforts with the development and roll-out of low and high density products, GammaLink fax products and the development of software products.

Interest Income: Dialogic recorded net interest income of $2.4 million in 1996 as compared to $2.0 million in 1995. The amounts recorded represent interest earned on cash balances and interest earned from the Company's elections in 1996 and 1995 to convert accrued interest on the note of VCS. During 1996, the Company invested a majority of its available cash in tax-free securities. Such securities generated a lower pre-tax yield than the pre-tax yield received by the Company in prior years on fully taxable instruments. See Note 3 of the Company's Notes to the Consolidated Financial Statements.

Net Realized Gains On Available For Sale Securities: During 1996, the Company recorded a net gain of $9.1 million, primarily as a result of its first quarter sale of a portion of its equity position in VCS. At December 31, 1996, the Company's balance sheet reflected an unrealized gain of $5.6 million associated with the balance of Dialogic's equity position in VCS.

Taxes: The effective tax rate declined in fiscal 1996 to 35.7% compared to 37.7% in fiscal 1995. The reduction in rate is due to tax savings generated from implementation of a FSC and the effect of Dialogic's investment in tax-free securities.

Net Income: Net income for fiscal 1996 was $25.5 million or $1.56 per diluted share, as compared to $1.02 per diluted share in fiscal 1995. Net income in fiscal 1996 included an after-tax gain on the sale of securities of VCS of $5.8 million or $0.35 per diluted share.

Inflation, Foreign Currency Exchange and Other Matters

Inflation has not had a significant impact on the Company's operating results to date. Foreign currency transaction gains and losses are included within the Company's selling, general and administrative expenses. While the amounts of such gains or losses have not been significant to the Company's results to date, as the Company continues to expand its international operations, exposure to gains and losses on international currency transactions may increase and may be material to quarterly and annual results. The consolidated financial statements of the Company reflect the translation of the functional currencies of its foreign subsidiaries under Statement of Financial Accounting Standards ("SFAS") No. 52.

Year 2000

The Company has undertaken a major company-wide study and testing program to locate and cure any Year 2000 issues in the products or systems on which it relies. The Company believes its financial operating systems are currently Year 2000 compliant. The Company continues to work with other third-party suppliers to identify exposure and obtain compliance. The Company anticipates no material adverse effect resulting from Year 2000 problems. This statement represents a forward-looking statement under the Private Securities Litigation Reform Act of 1997. Undiscovered issues related to the Year 2000 issues could have an adverse impact.

Liquidity and Capital Resources

As of December 31, 1997, the Company had working capital of $120 million and a current ratio (i.e., the ratio of current assets to current liabilities) of 4.7 to 1 as compared with working capital of $104 million and a current ratio of 7.5 to 1 at December 31, 1996.

     The Company's consolidated cash, cash equivalents and short-term investments increased by $24.2 million during fiscal 1997. Cash provided from operations was $30.6 million, while $24.2 million was used in investing activities and $500 thousand provided by financing activities.

     The Company's investing activities in fiscal 1997 included expenditures of $10.7 million for property and equipment associated with the expansion of the Company's headquarters and costs associated with Dialogic's move of its GammaLink and Dianatel operations from Sunnyvale to Santa Clara, California.

     Cash provided by financing activities was $500 thousand, consisting primarily of proceeds from the exercise of stock options and issuance of common stock. On November 6, 1997, the Board of Directors authorized a share repurchase program of up to 800,000 shares to be bought over the next three years. During 1997, an aggregate of 50,000 shares of treasury stock was purchased for $1.9 million cash.

     The Company has financed its operations primarily through cash flows from operations as well as from the net proceeds of its initial public offering and the net realized gain from its sale of VCS securities. Dialogic is a party to two credit facilities pursuant to which the Company may borrow up to $35 million on an unsecured basis for working capital purposes. See Note 5 and 9 of the Notes to the Company's Consolidated Financial Statements.

     The Company believes that the combination of its current liquidity, cash generated from operations and the credit available under its existing bank lines will be sufficient to meet its liquidity and capital requirements. This statement represents a forward looking statement under the Private Securities Litigation Reform Act of 1995. The actual sufficiency of such capital resources could differ materially from the Company's expectations, depending primarily upon the extent to which unanticipated capital requirements may arise and the extent to which unanticipated events may have a materially adverse effect on the Company's profitability.

New Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for the Company beginning January 1, 1998. This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Company believes that the information to be included in deriving comprehensive income, although not currently presented in a separate financial statement, is disclosed as a part of these financial statements.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for the Company beginning January 1, 1998. This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that these enterprises report selected information about operating segments in interim financial reports issued to shareholders. The Company is currently evaluating the impact that the adoption of SFAS No. 131 will have on its consolidated financial statements.

Risks and Uncertainties

Dialogic's business is subject to certain risks which are described in detail in
Item 1 of the Dialogic Annual Report on Form 10-K for its year ended December 31, 1997. Such risks include but are not limited to, product demand and market acceptance risks, the effect of worldwide economic conditions, the impact of competitive products and pricing, the Company's ability to enter new markets, the adoption of new standards and the Company's ability to meet those standards, product development, effects of competitive forces and pace of deregulation in the telecommunications industry, the status of intellectual property rights, commercialization and technological difficulties, capacity and supply constraints or difficulties, consolidating of capital resources, general business conditions and the effect of the Company's accounting policies. Such factors, as well as announcements of technological innovations or new products by Dialogic, its competitors or third-parties, consolidations or other substantial changes within or affecting the computer telephony industry, quarterly variations in the Company's results of operations, shortfalls in Dialogic revenues, gross margins or earnings as compared with investment analysts' expectations, regulatory development, capital market conditions and general and economic conditions, may also cause substantial volatility in the market price of the Company's common stock. The Company continually reevaluates its operations and business structure and may, from time to time, take actions to restructure operations accordingly.

Independent Auditors' Report

Deloitte &
  Touche LLP



To the Board of Directors and Shareholders of Dialogic Corporation
Parsippany, New Jersey 07054


     We have audited the accompanying consolidated balance sheets of Dialogic Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dialogic Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Parsippany, New Jersey
February 10, 1998
(except for Notes 7 and 9, as to which
the date is February 18, 1998)

Consolidated Balance Sheets            Dialogic   Corporation  and Subsidiaries


Assets

(Amounts in thousands, except share data
December   31,                                         1997                1996
Current  assets:
  Cash  and  cash equivalents                        $  18,764          $ 11,848
  Marketable securities                                 43,774            26,443
  Convertible note                                        -               11,030
  Accounts receivable (net of allowance
     for doubtful accounts of $1,280 \
     and $829, respectively)                            45,186           34,706
  Inventory:
     Raw materials                                       8,827           10,399
     Work in process                                     6,724            4,607
     Finished goods                                     14,941           12,756
                                                        ------           ------
                                                        30,492           27,762
   Deferred income taxes                                 7,190            2,817
   Other current assets                                  6,842            5,161
                                                       -------          --------
     Total current assets                              152,248          119,767
Property and equipment:
     Leasehold improvements                              5,049            3,059
     Furniture and fixtures                              6,809            5,843
     Equipment                                          35,084           27,328
                                                        ------           -------
                                                        46,942           36,230
     Less accumulated depreciation and amortization    (24,327)         (15,822)
                                                       -------           -------
                                                        22,615           20,408
Excess of cost over net assets acquired
(less accumulated amortization of $1,488
and $497, respectively)                                  3,443            4,434
Other assets                                             4,098            2,661
                                                       -------          --------
TOTAL ASSETS                                          $182,404         $147,270
                                                       =======          =======

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheets              Dialogic  Corporation  and Subsidiaries


Liabilities and Shareholders' Equity


(Amounts  in  thousands except share data)
December  31,                                        1997             1996
Current  liabilities:
   Accounts payable                            $    14,361       $   7,043
   Accrued salaries and benefits                     6,390           3,145
   Accrued royalties                                 1,825             248
   Accrued expenses                                  7,986           4,518
   Income taxes payable                              1,237             345
   Current maturities of long-term liabilities         529             559
                                                    ------          -------
      Total current liabilities                     32,328          15,858
                                                    ------          -------
Long-term liabilities                                2,481           2,926
Deferred income taxes                                2,730           3,644
Commitments and contingencies (Note 7)

SHAREHOLDERS' EQUITY:
  Preferred stock, par value $0.01 - 10,000,000
     shares authorized: none issued                    -                 -
  Common stock, par value $0.01 - 60,000,000
     shares authorized; 16,100,862 and
     15,774,222 shares issued, respectively            207             203
  Additional paid-in capital                        51,948          46,740
  Retained    earnings                              94,023          72,271
  Net unrealized gains on available for sale
     securities                                        985           5,614
  Cumulative translation adjustments                  (386)             14
  Treasury stock,  at cost; 50,000 shares at
     December 31, 1997                              (1,912)              -
                                                   -------         -------
       Total shareholders' equity                  144,865         124,842
                                                  --------         -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        $182,404       $ 147,270
                                                  ========       =========

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income         Dialogic Corporation and Subsidiaries


(Amounts in thousands except per share data)

December 31,                                 1997             1996         1995
Revenues                                   $261,310         $213,604    $168,652
Cost of goods sold                           98,329           84,764      66,829
                                            -------          -------     -------
Gross profit                                162,981          128,840     101,823
Research and development  expense            51,530           40,666      29,045
Selling, general and administrative
  expenses                                   78,107           59,666      47,617
Amortization of goodwill                        991              386          56
                                            -------          -------     -------
  Operating income                           32,353           28,122      25,105
Merger costs                                   -                 -         1,294
Interest expense                                177               95          44
Interest income                               1,814            2,535       2,080

Net realized (losses) gains on available
  for  sale  securities                          (4)           9,175         309
                                            -------          -------     -------
Income before provision for income taxes     33,986           39,737      26,156
Provision for income taxes                   12,234           14,189       9,854
                                            -------          -------     -------
Net income                                  $21,752         $ 25,548    $ 16,302
                                             ======          =======     =======
Net  income per share:
     Basic                                  $  1.37         $   1.63    $   1.06
     Diluted                                $  1.31         $   1.56    $   1.02
                                             ======          =======     =======
Weighted average number of common
  shares outstanding:
     Basic                                   15,931           15,654      15,340
     Diluted                                 16,598           16,417      16,039
                                             ======           ======      ======

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Shareholders'   Dialogic Corporation and Subsidiaries
Equity



                                                                                                              Unrealized
                                                                                                              Gains/Losses
                                                                                                                  on         Total
                                                        Note      Additional           Cumulative               Available   Share-
                             Number of Shares  Common  Receivable  Paid-in   Retained  Translation  Treasury    for Sale    holders'
(In thousands)               Common  Treasury  Stock   for Stock   Capital   Earnings  Adjustment   Stock       Securities   Equity

Balance, January  1, 1995    14,709      -      $195    $(285)     $34,523   $29,852     $210        $ -        $ 2,301     $66,796
                             ------------------------------------------------------------------------------------------------------
Exercise of stock options       352      -         4       -           888      -          -           -           -            892
Issuance of common stock
   in connection with
   acquisitions                 430      -         -       -         1,201       569       -           -           -           1,770
Currency translation gain        -       -         -       -             -      -         163          -           -            163
Repayment of note
     receivable for stock        -       -         -      285            -      -          -           -           -            285
Net unrealized gains on
   available for sale securities -       -         -       -             -      -          -           -          4,464       4,464
Issuance of common stock under
   employee stock purchase plan  15      -         -       -           220      -          -           -            -           220
Purchase and retirement
   of treasury stock            (14)     -         -       -             -     -           -           -            -            -
Tax benefit from exercise of
   stock options                   -     -         -       -          1,865    -           -           -            -         1,865
Net income                         -     -         -       -             -   16,302        -           -            -        16,302
                              ------------------------------------------------------------------------------------------------------
Balance, December 31, 1995     15,492    -        199      -         38,697  46,723       373          -          6,765      92,757
                              ------------------------------------------------------------------------------------------------------
Exercise of stock options         180    -          3      -          1,201    -           -           -             -        1,204
Issuance of common stock
   in connection with
   acquisitions                    55    -          1      -          3,794    -           -           -             -        3,795
Currency translation (loss)        -     -          -      -             -     -         (359)         -             -         (359)
Net unrealized (losses) on
  available for sale securities    -     -          -      -             -     -           -           -         (1,151)     (1,151)
Issuance of common stock under
  employee stock purchase plan     47    -          -      -          1,368     -          -           -             -        1,368
Tax benefit from exercise of
  stock options                    -     -          -      -          1,680     -          -           -             -        1,680
Net income                         -     -          -      -             -    25,548       -           -             -       25,548
                              ------------------------------------------------------------------------------------------------------
Balance, December 31, 1996     15,774    -         203     -         46,740   72,271       14          -          5,614    124,842
                              ------------------------------------------------------------------------------------------------------
Purchases of treasury stock        -    (50)        -      -            -       -          -        (1,912)          -      (1,912)
Exercise of stock options         234    -           3     -           1,431    -          -           -             -       1,434
Issuance  of common stock as
   Directors' fees                  3    -          -      -              85    -          -           -             -          85
Currency translation (loss)         -    -          -      -              -     -        (400)         -             -        (400)
Net unrealized (losses) on
   available for sale securities,
   net of tax                       -    -          -      -              -     -          -           -         (4,629)    (4,629)
Issuance of common stock under
   employee stock purchase plan    90    -          1      -           1,716    -          -           -             -       1,717
Tax benefit from exercise of
   stock options                   -     -          -      -           1,976    -          -           -             -       1,976
Net income                         -     -          -      -             -    21,752       -           -             -      21,752
                               ------  ---        ----    ---          ------  ------     ----       ------         ---     -------
Balance, December 31, 1997     16,101  (50)       $207   $ -         $51,948 $94,023    ($386)     ($1,912)       $ 985   $144,865
                               ------  ---        ----    ---         ------  ------      ----       ------         ---    --------
The accompanying notes are an integral part of the Consolidated Financial Statements.


Consolidated Statements of Cash Flows      Dialogic Corporation and Subsidiaries


(In  thousands)
Year  ended  December   31,                            1997           1996           1995
Cash  flows from operating  activities:
Net income                                          $21,752         $ 25,548         $ 16,302
Adjustments for non-cash items included in net income:
     Depreciation and amortization                    9,496            6,103            3,223
     Deferred income taxes                           (2,642)            (587)          (1,107)
     Non-cash interest income                          -              (1,069)            (532)
     Net realized (gain) loss on available for sale
        securities                                        4           (9,175)            (309)
     Non-cash merger costs                             -                 -                609
     Other                                              509            2,134            2,683
     Changes in operating assets and liabilities      1,496          (15,504)         (15,483)
                                                      -----          --------         --------
       Net cash flows provided by operating
          activities                                 30,615            7,450            5,386
                                                     ------          --------         --------
Investing  Activities:
     Capital expenditures                           (10,712)         (10,722)          (7,614)
     Purchase of short-term investments             (25,656)         (45,937)         (23,257)
     Proceeds from sales of short-term
         investments                                 12,187           44,044           21,808
     Proceeds from sales of other investments          -              10,100             -
     Acquisition of business, net of  cash  acquired   -                (820)             378
                                                      -----          --------         --------
       Net cash flows used in investing
          activities                                 (24,181)          (3,335)          (8,685)
                                                      -----          --------         --------
Financing Activities:
     Proceeds from short-term
          borrowings                                   -              12,625            2,157
     Repayments on short-term borrowings               -             (12,625)          (2,157)
     Exercise of stock options                        1,434              982              892
     Purchase of treasury stock                      (1,912)             -                -
     Issuance of common stock                         1,717            1,368              220
     Repayment of note receivable for stock            -                 -                285
     Other                                             (757)            (604)            (392)
                                                      -----          --------         --------
       Net cash flows provided by financing
          activities                                    482            1,746             1,005
                                                      -----          --------         --------
Increase (decrease) in cash and cash equivalents      6,916            5,861            (2,294)
Cash and cash equivalents, beginning of  year        11,848            5,987             8,281
                                                     ------          --------         --------
Cash and cash equivalents, end of year             $ 18,764       $   11,848          $  5,987
                                                    =======        =========           =======
Change in operating assets and liability components:
   (Increase) in  accounts receivable             $(10,480)      $   (8,510)         $ (8,169)
   (Increase) in  inventory                         (2,731)          (3,480)          (11,958)
   (Increase) in other current assets               (1,680)          (1,910)             (951)
    Increase (decrease) in accounts payable          7,318           (2,393)            2,503
    Increase in accrued expenses                     9,069              789             3,092
                                                     ------          --------         --------
          Change in operating assets
             and liabilities                      $  1,496       $  (15,504)         $(15,483)
                                                   =======        ==========          ========
Supplemental disclosures of cash flow information:
    Cash paid during the year for:
    Interest                                      $    108       $       95          $     28
    Income taxes                                    14,379           13,739             8,264
    Tax benefit from exercise of stock
        options                                      1,979            1,680             1,865
Supplemental disclosures of non-cash investing
     and financing activities:
Change in net unrealized (losses)/gains on
     available for sale securities                  (4,629)          (1,151)            4,464
Stock and options issued for acquisition of business   -              3,795                -

The accompanying notes are an integral part of the Consolidated Financial Statements.


Notes to Consolidated Financial Statements Dialogic Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Business - Dialogic designs, manufactures and sells high performance, standards-based computer telephony (CT) components sold globally to original equipment manufacturers, value-added resellers and service providers through both a direct sales force and distributors. Dialogic products are used in voice, fax, data, voice recognition, speech synthesis and call center management CT applications. Dialogic products are offered as modular building blocks that enable its customers to design CT systems that meet the application demands of their end-user customers and include software integral to or provided with hardware products and stand-alone system software.

Principles of Consolidation - The consolidated financial statements include the accounts of Dialogic Corporation and its subsidiaries (collectively, the "Company"). Intercompany accounts and transactions have been eliminated.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Reclassifications - Certain reclassifications were made to the 1995 and 1996 consolidated financial statements to conform to the 1997 presentation.

Revenue Recognition - The Company recognizes revenues on the date of shipment.

Inventory - Inventory is stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment - Property and equipment are carried at cost and include expenditures for major improvements which substantially increase their useful life. Repairs and maintenance are expensed as incurred. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation and amortization are eliminated from the accounts, and any resulting gain or loss is recognized in the Statement of Operations.

Depreciation and Amortization - For financial reporting purposes, depreciation of equipment, software and fixtures is computed on the straight-line method over estimated useful lives of one to seven years. Equipment under capital lease and leasehold improvements are amortized over the shorter of lease terms or estimated useful life.

Intangible Assets - Intangible assets acquired are primarily from business acquisitions and represent the excess of cost over the fair value of net assets acquired. Excess of cost over fair market value of net assets is being amortized on a straight-line basis over five years. Amortization expense was $991 thousand in 1997, $386 thousand in 1996 and $56 thousand in 1995.

Fair Value of Financial Instruments - The estimated fair value of the Company's financial instruments, which include cash equivalents and accounts receivable, approximates their carrying value.

Foreign Currency Translation - The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using the exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains and losses resulting from such translations are included in shareholders' equity. Gains or losses resulting from foreign currency transactions are included in the Statement of Operations.

Income Taxes - The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of existing assets and liabilities. Deferred income tax assets are recognized to the extent realization of such benefits is more likely than not.

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

Cash Equivalents and Investments - Cash equivalents include certificates of deposit, government securities and time deposits, with maturities of three months or less at the time of purchase. Short-term investments are similar investments with maturities of more than three months. Cash equivalents are stated at cost which approximates market value.

     The Company classifies its short-term investments and holdings of VCS common stock as available-for-sale securities in accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized gains and losses for these securities are excluded from earnings and reported net of tax as a separate component of stockholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of income. Fair values are determined by reference to market prices for securities as quoted based on publicly traded exchanges or as determined by a municipal bond pricing service which utilizes current trade, bids, offers and other specific data at the valuation date.

Other Assets - Other assets include amounts associated with long-term royalties, license fees, notes related to executive relocation and deposits.

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of accounts receivable from customers in the computer telephony industry. This risk is mitigated by the large number of customers in the Company's customer base and the Company's procedures for extending credit and collection of receivables.

Income Per Share - During the fiscal year ended December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share." SFAS No. 128 requires the dual presentation of basic and diluted earnings per share ("EPS"). Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised and resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS is computed using the treasury stock method when the effect of common stock equivalents would be dilutive. All prior periods have been restated to comply with the provisions of SFAS No. 128. The only reconciling item between the denominator used to calculate basic EPS and the denominator used to calculate diluted EPS is the dilutive effect of stock options issued to employees of the Company. The Company has issued no other potentially dilutive common stock equivalents.

Accounting Pronouncements - In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for the Company beginning January 1, 1998. This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Company believes that the information to be included in deriving comprehensive income, although not currently presented in a separate financial statement, is disclosed as a part of these financial statements.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for the Company beginning January 1, 1998. This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that these enterprises report selected information about operating segments in interim financial reports issued to shareholders. The Company is currently evaluating the impact that the adoption of SFAS No. 131 will have on its consolidated financial statements.

2.  Acquisitions

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

3. Available For Sale Securities

The following is a summary of the available for sale securities as of December 31, 1997 and 1996:


Amounts in thousands                         Cost      Gross       Gross     Estimated
                                                      Unrealized  Unrealized   Fair Value
1997                                                   Gains        Losses

Municipal bonds                            $39,863  $    149      $   -         $40,012
Equity investments                           1,954     1,808          -           3,762
                                           ----------------------------------------------
   Total available for sale securities     $41,817  $  1,957      $   -         $43,774
                                           ----------------------------------------------
1996

Municipal bonds                            $26,395  $     48      $   -         $26,443
Convertible note and shares                  1,954     9,076          -          11,030
                                           ----------------------------------------------
   Total available for sale securities     $28,349  $  9,124      $   -         $37,473
                                           ----------------------------------------------
Included  in the convertible note and shares
are equity securities of $792, net of
unrealized gains of $274.


The cost and estimated fair value of debt securities at December 31, 1997, by contractual maturity, are as follows:

Amounts in thousands

                                                       Cost        Estimated
                                                                   Fair Value
1998                                                 $ 11,608      $ 11,646
1999                                                   11,558        11,608
2000                                                   15,974        16,035
2001                                                      723           723
2002                                                        -             -
Thereafter                                                  -             -
                                                       ------         -----
The  gross  realized  gains on sales of securities
totaled  approximately $9,345 in 1996, and the gross
realized losses totaled  approximately $170 in 1996
and $4 in 1997.                                      $ 39,863      $ 40,012

     In 1991, the Company completed a series of agreements with VCS which were subsequently amended as of March 14, 1994; such agreements provide, among other things, as follows:

     (a) The Company paid $900 thousand in cash for a convertible note in the principal amount of $1.2 million with interest at "prime" plus 2% and having a maturity date of January 1, 1997. In addition, the Company received a security interest in certain technology. Under the note agreement, the Company had the right to convert all or any part of the principal amount of the note and accrued interest into shares of VCS stock at a rate of one share for each $.92 of principal and interest accrued.

     (b) VCS granted to the Company an option to purchase up to 914,231 shares of VCS common stock at a purchase price of $.61 per share.

     During 1996, the Company recognized interest income in the amount of $1,069,000 based on the estimated fair values of the VCS stock which the Company elected to receive in lieu of cash on each of the interest payment dates of the convertible note. During 1996, the Company sold 1,150,000 shares of stock in VCS's public offering for proceeds of $10.1 million by exercising its option and by selling additional shares held. The Company realized a pre-tax gain on available for sale securities of $9.1 million. On January 1, 1997, the Company converted the principal of the note into 1,264,474 shares of capital stock of VCS after which the Company's total holdings in VCS amounted to 1,399,715 shares of capital stock.

     The fair values of the Company's investments in VCS have been determined by reference to the market prices for VCS stock as quoted on publicly traded exchanges on the respective valuation dates. Prior to December 31, 1997, such fair values included discounts to reflect the possible liquidity in the market for VCS stock.

     VCS is a supplier to the Company of certain proprietary voice recognition technologies. During 1997, 1996 and 1995, the Company's purchases from VCS amounted to $3,075,000, $2,953,000 and $5,825,000, respectively.

4.  Employee Benefit Plans

Bonus Plan - The Company has a quarterly bonus program in which all employees participate, except certain members of senior management. Each quarter, a pool is created based upon the achievement of targeted profit goals. Payments are made to employees on a quarterly basis. For the years ended December 31, 1997, 1996 and 1995, the Company recorded expenses under the program of $1.5 million, $978 thousand and $990 thousand, respectively.

Savings Plan - The Company has a savings  plan,  which  qualifies  under Section
401(k)  of the  Internal  Revenue  Code.  Under  the  plan,  participating  U.S.
employees may defer up to 15% of their pre-tax salary, but no more than statutory limits. The Company contributes forty cents for each dollar contributed by a participant, with a maximum contribution of 2% of a participant's earnings. The Company's matching contributions to the savings plan were $725 thousand, $458 thousand and $311 thousand in 1997, 1996 and 1995, respectively.

Stock Compensation Plans - At December 31, 1997, the Company had certain stock-based compensation plans which are described below. The Company applies
APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for either type of plan. Had compensation cost been determined in accordance with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," based on the fair value at the grant date for awards during 1997, 1996 and 1995, under those plans, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below:

Amounts in thousands, except per share amounts

                                        1997                1996            1995
Net income:

   As reported                          $21,752          $ 25,548       $ 16,302
   Pro forma                            $19,126          $ 22,340       $ 14,818
                                        -------           -------        -------
Income per share:
   As reported
     Basic                              $  1.37          $   1.63       $   1.06
     Diluted                            $  1.31          $   1.56       $   1.02

   Pro forma:
     Basic                              $  1.20          $   1.43       $   0.97
     Diluted                            $  1.15          $   1.36       $   0.92

     The effects of applying SFAS No. 123 for providing pro forma disclosures are not likely to be representative of the effects on reported net income for the future years because options vest over several years and additional awards generally are made each year. The fair value of the 29,874 stock options issued in connection with the 1996 acquisition of Dianatel is included in the Dianatel purchase price and therefore does not affect the pro forma amounts indicated above.

Stock Option Plans - The Company has stock option plans for directors, officers and other employees which provides for non-qualified and incentive stock options. At December 31, 1997, 1,886,231 shares were available for future grants under the plans. All options have been granted at exercise prices at or above fair market value at the date of grant and vest over periods of up to seven years. All options have a maximum term of ten years.

     For the purposes of the pro forma amounts indicated above and other disclosures, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Year of grant                                     1997           1996      1995
Volatility                                      66% - 98%         75%       75%
Weighted average risk free interest
   rate                                           6.5%           6.3%      6.4%
Expected life (yrs)                                 5              6         6

No dividends are assumed to be paid during the expected life of any option.

     A summary of the status of the Company's stock option plans as of December 31, 1997, 1996 and 1995, and changes during the years ending on those dates is presented below:


                                         1997                          1996                               1995
                                  Shares     Weighted-Average    Shares    Weighted-Average       Shares     Weighted-Average
                                  000)       Exercise Price      (000)     Exercise Price         (000)      Exercise Price
Options outstanding
  at beginning of year~           2,269        $ 16.00           1,962       $  12.00               1,850     $7.00
Granted                             711          34.36             626          31.00                 511      23.00
Exercised                          (235)          6.12            (173)          5.00                (351)      3.00
Forfeited/canceled                 (116)         27.80            (146)         29.00                 (48)     10.00
                                  ------                         ------                             ------
Options outstanding
     at end of year               2,629        $ 21.56           2,269       $  16.00               1,962     $12.00
                                  =====                          =====                              =====

Options exercisable at year end     925                            855            759
Weighted average fair
   value of options granted
   during the year                     $ 23.83           $23.00          $16.00


     The following table summarizes information about stock options outstanding at December 31, 1997:

                                   Options Outstanding                         Options Exercisable
                              Number       Weighted-Average
                           Outstanding        Remaining               Weighted-Average         Number Exercisable  Weighted-Average
Range of Exercise Prices    at 12/31/97   Contractual life(yrs)       Exercise Price             at 12/31/97        Exercise Price
$  1.33 to $  4.93          358,000            3.6                     $ 3.68                   322,000         $    3.68
   5.73 to    9.33          374,000            5.6                       7.21                   265,000              7.44
  10.67 to   18.88          343,000            6.3                      15.10                   200,000             14.55
  19.00 to   28.75          806,000            8.0                      24.56                   136,000             23.81
  30.00 to   55.75          748,000            8.8                      36.99                     2,000             31.34


Employee Stock Purchase Plan - On April 28, 1995, the Company's stockholders approved the establishment of the Employee Stock Purchase Plan (the "ESPP"). Under the ESPP, employees meeting certain eligibility requirements may elect to contribute up to ten percent of their compensation to purchase the Company's common stock at a purchase price equal to 85% of the fair market value of the stock at the beginning or end of each offering period, whichever is lower. Persons holding more than 5% of common stock in the Company are not eligible to participate in the ESPP. Under the ESPP, the Company reserved for issuance a total of 300,000 shares. Approximately 50% of eligible employees have participated in the ESPP during the last three years. Under the ESPP, the employees purchased or committed to purchase 90,181, 49,770 and 15,119 shares in 1997, 1996 and 1995, respectively. For the purpose of the pro forma amounts indicated above, compensation cost was based on the fair value of the employee's purchase rights on the date of grant which was estimated using the Black-Scholes model with the following assumptions for 1997, 1996 and 1995; no dividends, an expected life of .25 years, expected volatility range of 66% to 98% and weighted average risk-free interest rates of 6.5% and 5.1%. The fair value of those purchase rights granted in 1997 and 1996 was $508 thousand and $588 thousand, respectively.

5.  Credit Facilities

The Company maintains credit facilities, with two different lenders, pursuant to which the Company may borrow up to $35 million on an unsecured basis for working capital purposes.

     Loans made under these agreements bear interest, at the option of the Company, primarily at the rate equal to the lenders' base rate less three-quarter percent or LIBOR. At December 31, 1997 and 1996, no borrowings were outstanding pursuant to these credit facilities. Future borrowing under these facilities will be due and payable on November 1, 1998.

6.  Provision for Income Taxes

Components of the provision for income taxes are as follows:

Amounts  in   thousands                      1997           1996         1995
Provision for income taxes:
   Federal                                $   7,848      $ 11,744       $8,798
   Foreign                                    2,273           868          147
   State                                      2,113         1,577          909
                                             ------        ------        -----
    Total                                 $  12,234      $ 14,189       $9,854
                                             ======       =======        =====
Components of income  tax provision:
Current
   Federal                                  $10,447      $ 12,343       $9,724
   Foreign                                    2,259           824          134
   State                                      2,170         1,616        1,136
                                             ------        ------       ------
     Total current                           14,876        14,783       10,994
Deferred
   Federal                                   (2,599)         (599)        (926)
   Foreign                                       14            44           13
   State                                        (57)          (39)        (227)
                                              ------       -------      --------
     Total deferred                          (2,642)         (594)      (1,140)
                                             -------       -------      -------
     Total                                  $12,234       $14,189      $ 9,854
                                             ======        ======       ======

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

     The principal components of the deferred tax assets and deferred tax liabilities are as follows:

Amounts in thousands                     1997                     1996
Deferred tax assets:
Bad debt allowance                 $     424                    $   222
Inventory reserves                     1,256                        645
Credit  memo  reserve                  1,104                        557
Self  insurance reserve                  353                        291
Warranty reserve                         289                        144
Foreign tax credit carryforward        2,271                         -
Deferred  revenue and deferred rent      746                        701
Other reserves                         2,122                        595
Other                                  1,066                        716
                                       -----                      -----
                                       9,631                      3,871
Deferred tax liabilities:
Unrealized  gains on available
for sale securities                     (973)                    (3,507)
Undistributed earnings of foreign
subsidiaries                         (3,332)                         -
Depreciation                           (695)                       (633)
Other                                  (171)                       (558)
                                     -------                     -------
                                     (5,171)                     (4,698)
                                     -------                     -------
Net  deferred tax assets
  (liabilities)                      $4,460                      $ (827)
                                      =====                       ======

     Reconciliations between U.S. federal statutory rate and the effective tax rate are as follows:

December  31,                           1997           1996             1995
Federal taxes at statutory  rate        35.0%          35.0%            35.0%
State  taxes,  net of  federal
  income tax benefit                     4.7           2.6               2.3
Foreign income subject to a rate
  different from U.S. rate              1.4            0.5                -
Research and development tax credit    (4.0)          (1.8)             (1.7)
Acquisition costs                        -              -                1.6
Foreign sales corporation
   benefit                             (2.6)          (0.8)               -
Tax exempt income                      (1.4)          (0.6)               -
Non-deductible amortization             1.0            0.3                .1
Other                                   1.9            0.5               0.4
                                       ----           ----              ----
Total effective tax rate               36.0%          35.7%             37.7%

     The Company has provided for U.S. federal income taxes on the undistributed earnings of its non-U.S. subsidiaries. The Company has a net operating loss carryforward of approximately $746,000 in Japan expiring in year 2002.

7.  Commitments and Contingencies

(a) Lease Commitments - Equipment with a net book value of $202 thousand and $282 thousand at December 31, 1997 and 1996, respectively (net of accumulated depreciation of $681 thousand and $601 thousand), is leased under capital leases.

     The Company leases certain office/warehouse space and equipment under operating leases which expire at various times through 2005. Total rent expense under operating leases amounted to approximately $6.8 million, $5.8 million and $4.5 million for the years ended December 31, 1997, 1996 and 1995, respectively. At December 31, 1997, future minimum lease payments are as follows:

Amounts in thousands
                                                  Operating          Capital
Year Ending December 31,                             Leases            Leases
1998                                                $7,472               $40
1999                                                 7,920                40
2000                                                 7,476                40
2001                                                 6,517                30
2002                                                 6,207                 -
Thereafter                                          15,320                 -
                                                    ------               ---
Total                                              $50,912               150
                                                    ------               ---
Amounts representing interest                                             25
                                                                         ---
Present value of minimum lease payments                                  125
                                                                         ---
Current portion                                                       $   29
                                                                         ---

(b) Legal Proceedings - In June 1995, the Company entered into a settlement agreement that resulted in the dismissal of various legal proceedings involving, among others, the Company and Brooktrout Technology, Inc. ("Brooktrout"). In November 1995, Brooktrout filed a complaint in the United States District Court for the District of Massachusetts naming the Company, its GammaLink subsidiary and its Chairman of the Board as defendants. The complaint sought to rescind the settlement agreement and obtain unspecified compensatory and punitive damages on the basis of allegations that the defendants fraudulently induced Brooktrout to enter into the settlement agreement. The defendants deny the substantive allegations of this complaint and have filed a counterclaim seeking damages from Brooktrout. In December 1996, the District Court entered an order of summary judgment against Brooktrout dismissing its fraud claims, but leaving unresolved a statutory unfair practice claim by Brooktrout and leaving unresolved all of the defendants' counterclaims. Such order remains appealable at this time. Separately, the Company's Spectron subsidiary sued Brooktrout for patent infringement. The Company has retained the rights to maintain this lawsuit despite the sale of the Spectron assets. Although outcomes of legal proceedings are difficult to predict and cannot be assured, the Company does not believe that such proceedings will materially adversely affect its consolidated financial condition, results of operations or liquidity.

     During the third quarter of 1996, a complaint was filed in New Jersey Superior Court against the Company and certain of its directors alleging that the defendants breached principles of common law fraud in connection with certain public statements made prior to the Company's July 8, 1996, press release announcing preliminary results for the quarter ended June 30, 1996. The complaint sought monetary damages on behalf of a purported class of purchasers of the Company's common stock. On February 18, 1998, on motion by the defendants, the complaint was dismissed by the court with prejudice.

     The Company is also engaged in other legal proceedings arising in the ordinary course of business, the results of which proceedings are not expected to have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

8. Operations in Geographic Areas

Information about the Company's operations in different geographic areas at December 31, 1997, 1996 and 1995, and the years then ended is presented below:

Amounts in thousands

                                                                  Adjustments
                                             Asia/                   and
1997                          Americas     Pacific    Europe       Eliminations     Consolidated

Revenues:
Customers                     $205,975     $ 13,271  $ 42,064      $   -           $261,310
Intercompany                    36,354        6,083     1,292         (43,729)         -
                               ------        ------    ------         --------      -------
Total revenues                $242,329     $ 19,354  $ 43,356      $  (43,729)     $261,310
                              -------       -------   -------         --------      -------
Net income                   $ 20,392      $   (631) $  2,795      $     (804)     $ 21,752
Identifiable assets          $222,805      $  6,154  $ 15,830      $  (62,385)     $182,404


                                                                 Adjustments
                                             Asia/                   and
1996                          Americas     Pacific    Europe     Eliminations        Consolidated
Revenues:
Customers                     $171,517    $12,282    $ 29,805    $   -              $213,604
Intercompany                    32,752      4,212       2,071       (39,035)            -
                               -------     ------      ------     ----------         -------
Total revenues                $204,269    $16,494    $ 31,876    $  (39,035)        $213,604
                               -------     ------      ------     ----------         -------
Net income                    $ 24,788    $   400    $    686    $     (326)        $ 25,548
Identifiable assets           $193,337    $ 6,297    $ 11,531    $  (63,895)        $147,270


                                                                 Adjustments
                                             Asia/                   and
1995                          Americas      Pacific   Europe     Eliminations        Consolidated
Revenues:
Customers                     $133,930      $ 9,439   $25,283   $    -              $168,652
Intercompany                    26,144        2,688     1,412      (30,244)              -
                               -------     ------      ------     ----------         -------
Total revenues                $160,074      $12,127   $26,695   $  (30,244)         $168,652
                               -------     ------      ------     ----------         -------
Net income                    $ 16,667      $   223   $    26   $     (614)         $ 16,302
Identifiable assets           $131,924      $ 4,063   $ 8,163   $  (26,788)         $117,362

     The above-mentioned revenues for the Americas included export sales to customers (in Asia/Pacific and Europe): aggregating $33.5 million, $20.2 million and $14.6 million for fiscal years ended December 31, 1997, 1996 and 1995, respectively.

9.  Subsequent Event

On February 17, 1998, Dialogic Corporation completed the sale of the principal assets and operations of Spectron Microsystems, a wholly owned subsidiary, to Texas Instruments Incorporated for approximately $26 million. The transaction will result in pre-tax gain to be recognized in the first quarter of 1998 in the range of $18 to $25 million. The sale will not have a significant effect on reported sales or earnings of the Company in future periods.


Supplementary Financial Information

Selected Quarterly Financial Information (Unaudited)


Amounts in thousands, except per share data                                   1997
                                   Quarter ended:      March 31,      June 30,       Sept 30,    Dec  31,
Total revenues                                         $57,089         $63,196        $68,760     $72,265
Gross profit                                            35,320          39,826         42,878      44,957
Net income                                               3,227           4,778          6,352       7,395
Income per share:
     Basic                                             $  .20          $   .30         $ .40      $   .46
     Diluted                                           $  .20          $   .29         $ .38      $   .44

                                                                              1996
                                   Quarter ended:      March 31,       June 30,      Sept 30,     Dec 31,
Total revenues                                         $48,732          $50,054       $55,432     $59,386
Gross profit                                            19,751           19,908        22,733      22,372
Net income(1)                                           10,612            4,566         4,793       5,577
Income per share:(1)
     Basic                                             $  .68           $   .29      $    .31     $    .35
     Diluted                                           $  .65           $   .28      $    .29     $    .34

_________________
(1) Net of $9.1 million pre-tax or $ .35 per share gain on sale of 1,150,000 shares of Voice Control Systems, Inc., in the first quarter and a $1.0 million pre-tax or $ .04 per share one-time charge related to the Company's patent licensing agreement with Syntellect Technology Corp. in the third quarter.

Market Price and Dividend  Data

                                                       High          Low
Quarter ended March 31, 1996                          $41.50        $25.50
Quarter  ended June 30, 1996                           60.00         36.75
Quarter ended September 30, 1996                       55.25         22.50
Quarter ended December 31, 1996                        38.00         27.00
Quarter ended March 31, 1997                           36.75         19.38
Quarter ended June 30, 1997                            29.25         16.06
Quarter ended September 30, 1997                       43.00         26.87
Quarter ended December 31, 1997                        49.87         36.25

As of January 31, 1998, there were approximately 224 holders of record of the Common Stock. Since its IPO, the Company has not paid any cash dividends on its capital stock. The Company's current policy is to retain earnings for its use in the business. Accordingly, the Company does not anticipate paying cash dividends in the future. Any payment of cash dividends in the future will depend upon the financial condition, capital requirements, potential growth and earnings of the Company as well as other factors as the Board of Directors deem relevant.