Form 10-K, Exhibit 13
period 1998-12-31
DIALOGIC CORP
filed 1999-03-26
CIK 899042

EXHIBIT 13

Selected Financial Data
--------------------------------------------------------------------------------

The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and the Notes to the Consolidated Financial Statements.


-------------------------------------------------------------------- ---------- ------------ ----------- ----------- ------------
Amounts in thousands, except per share data
Year ended December 31,                                                   1998         1997        1996        1995         1994
-------------------------------------------------------------------- ---------- ------------ ----------- ----------- ------------
Statement of Income Data:
Revenues                                                              $293,525    $261,310)    $213,604    $168,652    $127,235)
Cost of goods sold                                                     108,567      98,329)      84,764      66,829      50,841)
                                                                     ---------- ------------ ----------- ----------- ------------
Gross profit                                                           184,958     162,981)     128,840     101,823      76,394)
Research and development expense                                        65,350      51,530)      40,666      29,045      21,650)
Selling, general and administrative expenses                            80,228      79,098)      60,052      47,673      34,646)
Asset impairment                                                         5,297           -)           -           -           -)
                                                                     ---------- ------------ ----------- ----------- ------------
Operating income                                                        34,083      32,353)      28,122      25,105      20,098)
Merger costs                                                                 -           -)           -       1,294           -)
Interest income - net                                                    3,099       1,637)       2,440       2,036       1,214)
Net realized (losses) gains on available for sale securities                32          (4)       9,175         309         (15)
Gain on sale of subsidiary                                              23,384           -)           -           -           -)
                                                                     ---------- ------------ ----------- ----------- ------------
Income before provision for income taxes                                60,598      33,986)      39,737      26,156      21,297)
Provision for income taxes                                              23,990      12,234)      14,189       9,854       5,408)
                                                                     ---------- ------------ ----------- ----------- ------------
Net income                                                           $  36,608   $  21,752)   $  25,548    $ 16,302    $ 15,889)
                                                                     ---------- ------------ ----------- ----------- ------------
Income per share:
  Basic                                                                 $ 2.29      $ 1.37)     $  1.63     $  1.06
  Diluted                                                               $ 2.21      $ 1.31)     $  1.56     $  1.02
                                                                     ---------- ------------ ----------- ----------- ------------
Shares used in the calculation of pro forma income per share:
  Basic                                                                 16,010      15,931)      15,654      15,340
  Diluted                                                               16,558      16,598)      16,417      16,039


Pro Forma Data:(1)
Income before provision for income taxes as reported                                                                    $21,297)
Provision for income taxes                                                                                                7,689)
Net income                                                                                                              $13,608)
Income per share:
  Basic                                                                                                                        $
                                                                                                                            .99)
  Diluted                                                                                                                      $
                                                                                                                            .94)
Shares used in the calculation of pro forma income per share:
  Basic                                                                                                                  13,774)
  Diluted                                                                                                                14,509)
Balance Sheet Data:
Working capital                                                       $139,559    $119,920)    $103,909     $76,997     $55,711)
Total assets                                                           216,983     182,404)     147,270     117,362      81,864)
Long-term obligations, net of current maturities                         2,475       2,481)       2,926       2,259       2,465)
Shareholders' equity(2)                                                175,677     144,865)     124,842      92,757      66,796)
-------------------------------------------------------------------- ---------- ------------ ----------- ----------- ------------

(1) During 1994 through the IPO in April 1994 (the "S Period"), the Company was an S corporation and, accordingly, was not subject to federal and certain state corporate income taxes. The pro forma statement of income information has been computed as if the Company had been subject to federal and all applicable state corporate income taxes during the S period, based on the statutory tax rates and the tax laws then in effect.

(2) The Company declared an aggregate of $2.5 million in S Corporation dividends in 1994. No other dividends were declared during the periods presented.


Managements Discussion and Analysis of Financial Condition and Results of OperationsM
--------------------------------------------------------------------------------

Business: Dialogic designs, manufactures and markets hardware and software enabling technologies for "computer telephony" systems. "Computer telephony"
(CT) is the term used to encompass a wide variety of technologies and applications that use the information processing capabilities of a computer (often a server) to add intelligence to telephone functions and to combine these functions with data processing. The Company is headquartered in Parsippany, New Jersey, with regional headquarters in Tokyo, Japan; Brussels, Belgium; and Buenos Aires, Argentina. Dialogic employs approximately 1,250 people worldwide and has offices in over twenty countries around the world. The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related Notes to the Consolidated Financial Statements.

Percentage of Revenues

          The following table sets forth, for the periods indicated, certain statements of income data as a percentage of total revenues:



                                                                   Percent of Sales                     Percent Change
---------------------------------------------------------- ------- ----------------- ---- ----- ----------------------- ------
Year ended December 31,                                       1998       1997        1996       1998       1997        1996
                                                                                                 vs.         vs.        vs.
                                                                                                1997       1996        1995
---------------------------------------------------------- ---------- ----------- ---------- ---------- ----------- ----------
Revenues                                                      100.0%      100.0%     100.0%      12.3%      22.3%)      26.7%
Gross profit                                                   63.0%       62.4%      60.3%      13.5%      26.5%)      26.5%
Research and development expense                               22.3%       19.7%      19.0%      26.8%      26.7%)      40.0%
Selling,  general and  administrative  expense (including
amortization of goodwill)                                      27.3%       30.3%      28.1%       1.4%      31.7%)      26.0%
Asset impairment                                                1.8%          -%         -%     100.0%         -%)         -%
Merger costs                                                      -%          -%         -%         -%         -%)     100.0%
Interest income - net                                           1.1%        0.6%       1.1%      89.3%     (32.9)%      19.8%
Net realized gains on available for sale securities               -%          -%       4.3%         -%    (100.0)%     100.0%
Gain on sale of assets of subsidiary                            8.0%          -%         -%     100.0%         -%)
                                                                                                                           -%
---------------------------------------------------------- ---------- ----------- ---------- ---------- ----------- ----------
Income before provision for income taxes                       20.7%       13.0%      18.6%      78.3%     (14.5)%      51.9%
Provision for income taxes                                      8.2%        4.7%       6.6%      96.1%     (13.8)%      44.0%
---------------------------------------------------------- ---------- ----------- ---------- ---------- ----------- ----------
Net income                                                     12.5%        8.3%      12.0%    68.2(2)   (14.9)(1)   56.7(1))
---------------------------------------------------------- ---------- ----------- ---------- ---------- ----------- ----------

(1)      During 1996,  the Company  recorded a pre-tax  gain of $9.1 million as a result of its first  quarter sale of a portion of its equity  position in VCS.  Excluding this gain,  the  percentage  increase of 1997 compared with 1996 would have been 10.1%.  The percentage increase for 1996 as compared to 1995 would have been 21.8%.
(2)      During 1998,  the Company  recorded a pre-tax gain of $23.4  million as a result of its first quarter sale of a subsidiary  and a charge of $5.3 million for the write down of certain  impaired  assets.  Excluding this gain and charge,  the  percentage  increase of 1998 compared with 1997 would have been 25.6%.  See notes 2 and
     3 of the Company's Notes to the Consolidated Financial Statements.



Fiscal 1998 Compared to Fiscal 1997

Revenue: For the year ended December 31, 1998, consolidated revenue increased 12.3% to $293.5 million from $261.3 million in fiscal 1997. Revenue growth in the United States increased 8.9% or $18.2 million. Revenue reported in the United States includes export sales primarily to Canada, Latin America, Korea, China, Southeast Asia, Middle East, Australia and New Zealand. Revenue growth related to export sales increased 47.2% or $15.8 million year over year. Moderate revenue growth within the United States was impacted by market weakness and loss of fax market share. Despite global economic issues, revenues generated from Japan and Belgium (including all of Western Europe) increased 25.3% to $69.3 million from $55.3 million in the preceding year. The increase in international revenue was primarily due to a 37.3% growth to $57.7 million in revenue from Belgium.

During 1998, Dialogic's worldwide revenue growth continued to be favorably impacted by increased sales of high-density products. During the year, the

Company continued to release commercial production of its new products based on DM3 architecture. DM3 products are now available in PCi, cPCI, and VME configurations utilizing industry standards such as H.323, G.723.1, G.711, GSM and T.38. Gross Profit: Consolidated gross profit percentage for 1998 was 63.0% compared to 62.4% for the prior year. The increase in margins reflects the continued effects of the Company's cost reduction efforts across all product lines and the effect of cost savings related to a full year of turnkey manufacturing which was started in 1997.

Expenses: Selling, general, and administrative expenses decreased to 27.3% of revenue in fiscal 1998 as compared to 30.3% in the previous year, primarily reflecting a leveraging of expenses over a larger revenue base. The increase in expense dollars year over year is primarily attributable to additional sales commissions on a higher revenue base. Research and development expense increased $13.8 million to 22.3% of revenue as compared to 19.7% of revenue in fiscal 1997. The Company continues to maintain a high level of R&D investment to meet the needs of its customers and to obtain new design wins. The Company continues to invest engineering resources in the development of the Dialogic DM3 Mediastream Resource Architecture ("DM3") as well as development of IP telephony and open switch hardware and software products.

Asset Impairment: During the first quarter of 1998, the Company undertook a strategic review of its business and product offerings. At the conclusion of this review, the Company determined it would no longer allocate resources to its Dianatel product line. Activities to sell and upgrade Dianatel products were discontinued and employees working on Dianatel related products were diverted to other activities. As a result of this decision, management has concluded that the carrying value of the goodwill that arose on the purchase of Dianatel Corporation was no longer justifiable, and the Company recorded a non-cash impairment charge of $3.5 million related to the write-down of goodwill. The discontinuance of this product line will not have a significant effect on the revenues or earnings of the Company in future periods.

          During the first quarter of 1998, the Company upgraded certain internal information technology systems. Accordingly, the Company took a $1.8 million charge ($1.3 million after-tax) to reduce the carrying value of the internal information technology assets that will no longer be utilized and therefore provide no future benefit to the Company.

Interest Income: The Company recorded $3.1 million net interest income for the fiscal year ended December 31, 1998, compared to $1.6 million in the previous fiscal year. Interest income in 1998 of $1.7 million was generated from the Company's investments in tax-free securities as compared to $1.8 million in 1997 from tax-free investments. In addition, the Company generated approximately $1.6 million of interest income on short-term bank deposits. The increase primarily reflects the growth in the Company's short-term bank deposits due in part to the proceeds from the sale of assets of a subsidiary during the first quarter of 1998. The Company continues to invest a substantial amount of its available cash in tax-free securities.

Gain on Sale of Subsidiary: On February 17, 1998, the Company completed the sale of the principal assets and operations of Spectron Microsystems, Inc., a wholly owned subsidiary, to Texas Instruments Inc. for $26.0 million, resulting in a pre-tax gain of $23.4 million.

Taxes: The effective tax rate for fiscal 1998 was 39.6% as compared to 36.0% for fiscal 1997. The increase is attributable to the write-down of the non-tax deductible goodwill of Dianatel Corporation in the first quarter of 1998 in the amount of $3.5 million, as well as the higher effective tax rate on the gain on sale of assets of a subsidiary.

Net Income: Net income for fiscal year 1998 was $36.6 million or $2.21 per diluted share as compared to $21.8 million or $1.31 per diluted share for the previous year. Net income for the current year included an after-tax gain of

$14.0 million or $0.84 per diluted share on the first quarter asset sale of a subsidiary and charges related to asset impairment of $4.8 million after-tax or $0.29 per diluted share for the write-down of certain assets.

Fiscal 1997 Compared to Fiscal 1996

Revenue: For the year ended December 31, 1997, consolidated revenue increased 22.3% to $261.3 million from $213.6 million in fiscal 1996. Revenue growth in the United States increased 20.1% or $34.5 million. Revenue growth in the United States was impacted by longer than originally anticipated cycles for new product design wins. International revenues, primarily Belgium and Japan, increased 31.4% to $55.3 million from $42.1 million the preceding year. During 1997, Dialogic's worldwide revenue growth was favorably impacted by increased sales of high-density products. Sales from high-density products represented 55.6% of total 1997 revenue versus 48.7% of the total revenue in 1996.

Gross Profit: Consolidated gross profit percentage for 1997 was 62.4% compared to 60.3% for the prior year. The increase in margins reflects the continued effects of the Company's cost reduction efforts across all product lines. During 1997, the Company substantially completed its move of production to a selected turnkey manufacturer resulting in further cost savings. In addition, margins were impacted by favorable product mix related to the increased volume of high-density products, offset partially by a one-time charge of $600 thousand for the settlement of royalties related to a potential patent infringement.

Expenses: As a percentage of consolidated revenues, selling, general and administrative expenses increased to 30.3% in fiscal 1997 as compared to 28.1% in the previous year. The increase in selling, general and administrative expenses is attributable to the continuing growth of domestic and international sales and marketing efforts associated with new product launches and establishment of additional sales offices, costs associated with internal technology infrastructure and the costs associated with the hiring and relocation of executive staff members. Research and development expense increased $10.9 million to 19.7% of revenue as compared to 19.0% of revenue in fiscal 1996. The increase reflects the Company's continued investment of engineering resources related to Dialogic's DM3 Architecture announced in the first quarter of 1997. The Company recognized amortization expense of goodwill associated with the acquisition of Dianatel Corporation of approximately $1.0 million in fiscal 1997 as compared to $386 thousand in the prior year.

Interest Income: The Company recorded $1.6 million net interest income for the fiscal year ended December 31, 1997, compared to $2.4 million in the previous fiscal year. Interest income in 1997 of $1.8 million was primarily generated from the Company's investments in tax free securities as compared to $2.5 million in 1996 from tax free investments and from the Company's election to convert accrued interest on the note of Voice Control Systems, ("VCS"). The Company continues to invest a majority of its available cash in tax-free securities.

Taxes: The effective tax rate for fiscal 1997 was 36.0%, compared to 35.7% for fiscal 1996.

Net Income: Net income for fiscal 1997 was $21.8 million or $1.31 per diluted share, compared to $25.5 million or $1.56 per diluted share for the previous year. Net income in fiscal 1996 included an after-tax gain on the sale of securities of VCS of $5.8 million or $0.35 per diluted share.

Inflation, Foreign Currency and Other Matters Inflation has not had a significant impact on the Company's operating results to date. Foreign currency transaction gains and losses are included within the Company's selling, general and administrative expenses. The majority of the Company's revenue and receivables are denominated in the US dollars. Based on the foreign currency exposure of nonfunctional currency denominated receivables and payables at December 31, 1998, a 10% adverse change in the currency rates would not materially affect the Company's financial position, results of operations or cash flows. While the amounts of such gains or losses have not been significant to the Company's results to date, as the Company continues to expand its international operations, exposure to gains and losses on international currency transactions may increase and may be material to quarterly and annual results. The consolidated financial statements of the Company reflect the translation of the functional currencies of its foreign subsidiaries under Statement of Financial Accounting Standards ("SFAS") No. 52.

Year 2000

The Year 2000 issue is primarily the result of computer programs or databases using a two-digit format, as opposed to four digits, to represent a calendar year. Some computer systems will be unable to correctly interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to a disruption in the operation or accuracy of such systems. The Company has undertaken a company-wide study and testing program to locate and cure any Year 2000 issues in the products or systems on which it relies and in the products it offers for sale or license. The Company believes its internal systems, including both its financial operating (information technology) systems and non-information technology systems are Year 2000 compliant. The Company's financial operating systems have been upgraded to a Year 2000 compliant release within the context of its normal operating environment. Such upgrade was not accelerated in anticipation of Year 2000 issues. No material additional costs were incurred in upgrading the Company's internal systems. This phase of the Company's Year 2000 study is completed. The Company has been and anticipates continuing to work jointly with strategic vendors and business partners to identify any Year 2000 issues that may impact the Company. The Company anticipates that evaluation and corrective actions, if any, will be ongoing throughout 1999. To date, the Company has not identified any such problems requiring corrective action that will result in a material adverse impact on the Company. However, there can be no assurance that the companies with which the Company does business will achieve Year 2000 compliance in a timely fashion, or that such failure to comply by another company will not have a material adverse effect on the Company. The Company believes the products it currently offers for sale or license are all Year 2000 compliant, and that the cost to remediate any previously sold product that is not Year 2000 compliant will not be material.

          The Company has and will incur internal staff costs related to the above initiative. The Company maintains a web site and has responded to many inquiries from customers regarding Year 2000 compliance of its products. These costs are not considered to have a material impact on the Company's operating results and have not been quantified.

          Based on the assessment effort to date, the Company does not believe that the Year 2000 issue will have a material adverse effect on its financial condition, results of operations, or cash flows. This represents a forward-looking statement under the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from the Company's belief and expectations, which are based on certain assumptions and expectations that ultimately may prove to be inaccurate. Potential sources of risk include (a) the inability of principal suppliers to be Year 2000 ready, which could result in delays in product deliveries from such suppliers; (b) disruption of the distribution channel, including transportation vendors; (c) customer problems which could affect revenue demand; (d) undiscovered issues related to Year 2000 compatibility which could have a material adverse impact. The Company's Year 2000 assessment is ongoing and the consideration of contingency plans will continue to be evaluated as new information becomes available. At this stage, however, the Company has not developed a comprehensive contingency plan to address situations that may result if any of the third parties upon which the Company is dependent is unable to achieve Year 2000 compliance. The need for such a contingency plan will be evaluated throughout 1999.

Liquidity and Capital  Resources

          As of December 31, 1998, the Company had working capital of $140 million and a current ratio (i.e., the ratio of current assets to current liabilities) of 4.7 to 1, compared with working capital of $120 million and a current ratio of 4.7 to 1 at December 31, 1997.

          The Company's consolidated cash, cash equivalents and marketable securities increased by $21.8 million during fiscal 1998. Cash provided from operations was $27.8 million, while $1.6 million was provided by investing activities and $7.8 million used in financing activities.

          The Company's investing activities in fiscal 1998 included expenditures of $15.0 million for property and equipment, primarily associated with the expansion of the Company's headquarters and $6.9 million for investments in companies Dialogic believes to be strategic partners. The Company received $26.0 million from proceeds of the sale of assets of Spectron Microsystems in the first quarter of 1998.

          Net cash used in financing activities was $7.8 million. On November 6, 1997, the Board of Directors authorized a share repurchase program of up to 800,000 shares to be bought over three years. In 1998, the Company repurchased 350,000 shares of the Company's common stock pursuant to the repurchase plan, accounting for approximately $9.9 million of such activities. To date, an aggregate 400,000 shares of treasury stock have been purchased for $11.8 million cash. In addition, the Company realized proceeds from the exercise of stock options and issuance of common stock of $2.8 million.

          The Company has financed its operations primarily through cash flows from operations as well as from the net realized gain from its sale of VCS securities, and the net proceeds from the sale of assets of Spectron Microsystems Inc. Dialogic is a party to a credit facility pursuant to which the Company may borrow up to $30 million on an unsecured basis for working capital purposes. See notes 2, 4 and 6 of the Notes to the Company's Consolidated Financial Statements.

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

New Accounting Pronouncements

In June of 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the statement of financial position and measurement of these instruments at fair value. The statement is effective for fiscal years beginning after June 15, 1999. Management believes that adopting this statement will not have a material impact on the financial position, results of operations, or cash flows of the Company.

Risks and Uncertainties

Dialogic's business is subject to certain risks which are described in detail in
Item 1 of the Dialogic Annual Report on Form 10-K for its year ended December 31, 1998. Such risks include, but are not limited to, product demand and market acceptance risks; the effect of worldwide economic conditions; the impact of competitive products and pricing; the Company's ability to enter new markets; the adoption of new standards and the Company's ability to meet those standards; product development problems; effects of competitive forces and pace of deregulation in the telecommunications industry; the status of intellectual property rights; commercialization and technological difficulties; capacity and supply constraints or difficulties; the impact of acquisitions or mergers of customers, competitors or suppliers; constraints on capital resources; general business conditions; and the effect of the Company's accounting policies. Such factors, as well as announcements of technological innovations or new products by Dialogic, its competitors or third-parties; consolidations or other substantial changes within or affecting the computer telephony industry; quarterly variations in the Company's results of operations; shortfalls in Dialogic's revenues, gross margins or earnings as compared with investment analysts' expectations, regulatory developments, capital market conditions; and general and economic conditions, may also cause substantial volatility in the market price of the Company's common stock. The Company continually reevaluates its operations and business structure and may, from time to time, take actions to restructure operations accordingly.

Independent Auditors' Report
--------------------------------------------------------------------------------

To the Board of Directors and Shareholders of Dialogic Corporation
Parsippany, New Jersey 07054

          We have audited the accompanying consolidated balance sheets of Dialogic Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dialogic Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

Parsippany, New Jersey
January 27, 1999
(except for Note 10, as to which the date is March 2, 1999)


Consolidated Balance Sheets
--------------------------------------------------------------------------------

Assets
--------------------------------------------------------------------------------
(Amounts in thousands, except share data)
 December 31,                                                                                          1998)             1997)
--------------------------------------------------------------------------------------------- ---------------- -----------------
Current assets:
     Cash and cash equivalents                                                                       $39,774)          $18,764)
     Marketable securities                                                                            44,594)           43,774)
     Accounts receivable (net of allowance for doubtful
          accounts of $1,871 and $1,280, respectively)                                                55,094)           45,186)
     Inventory:
          Raw materials                                                                                3,939)            8,827)
          Work in process                                                                              5,073)            6,724)
          Finished goods                                                                              12,835)           14,941)
                                                                                              ---------------- -----------------
                                                                                                      21,847)           30,492)
     Deferred income taxes                                                                             9,130)            7,190)
     Other current assets                                                                              7,295)            6,842)
                                                                                              ---------------- -----------------
          Total current assets                                                                       177,734)          152,248)
                                                                                              ---------------- -----------------

Property and equipment:
     Leasehold improvements                                                                            6,872)            5,049)
     Furniture and fixtures                                                                            8,959)            6,809)
     Equipment                                                                                        43,056)           35,084)
                                                                                              ---------------- -----------------
                                                                                                      58,887)           46,942)
     Less accumulated depreciation and amortization                                                  (31,483)          (24,327)
                                                                                              ---------------- -----------------
                                                                                                      27,404)           22,615)
Other assets                                                                                          11,845)            7,541)
                                                                                              ---------------- -----------------

TOTAL ASSETS                                                                                        $216,983)         $182,404)
                                                                                              ---------------- -----------------




Liabilities and Shareholders' Equity

--------------------------------------------------------------------------------------------- ---------------- -----------------
(Amounts in thousands except share data)
December 31,                                                                                             1998              1997
Current liabilities:
     Accounts payable                                                                                $13,746)          $14,361)
     Accrued salaries and benefits                                                                     8,683)            6,390)
     Accrued royalties                                                                                 1,289)            1,825)
     Accrued expenses                                                                                  9,211)            7,986)
     Income taxes payable                                                                              5,088)            1,237)
     Current maturities of long-term liabilities                                                         158)              529)
          Total current liabilities                                                                   38,175)           32,328)

Long-term liabilities                                                                                  2,475)            2,481)
Deferred income taxes                                                                                    656)            2,730)
Commitments and contingencies (Note 8)                                                                     -)                 -

Shareholders' Equity:
     Preferred stock, no par value, stated value $0.01 - 10,000,000 shares authorized:
          none issued                                                                                      -)                -)
     Common stock, no par value, stated value $0.01 - 60,000,000 shares authorized:
           16,287,541 and 16,100,862 shares issued, respectively                                         217)              214)
     Additional paid-in capital                                                                       56,575)           51,941)
     Retained earnings                                                                               130,631)           94,023)
     Accumulated other comprehensive income                                                              755)              599)
     Unearned compensation - restricted stock                                                           (702)                -)
     Treasury stock, at cost; 400,000 and 50,000 shares, respectively                                (11,799)           (1,912)
          Total shareholders' equity                                                                 175,677)          144,865)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                          $216,983)         $182,404)


--------------------------------------------------------------------------------------------- ---------------- -----------------

The accompanying notes are an integral part of the Consolidated Financial Statements.



--------------------------------------------------------------------------------
Consolidated Statements of Income
--------------------------------------------------------------------------------

(Amounts in thousands, except per share data)
December 31,                                                                                   1998         1997)          1996
-------------------------------------------------------------------------------------- ------------- ------------- -------------
Revenues                                                                                   $293,525     $261,310)      $213,604
Cost of goods sold                                                                          108,567       98,329)        84,764
                                                                                       ------------- ------------- -------------
Gross profit                                                                                184,958      162,981)       128,840
Research and development expense                                                             65,350       51,530)        40,666
Selling, general and administrative expenses                                                 80,228       79,098)        60,052
Asset impairment                                                                              5,297            -)             -
                                                                                       ------------- ------------- -------------
  Operating income                                                                           34,083       32,353)        28,122
Interest income - net                                                                         3,099        1,637)         2,440
Net realized gains (losses) on available for sale securities                                     32           (4)         9,175
Gain on sale of subsidiary                                                                   23,384            -)             -
                                                                                       ------------- ------------- -------------
Income before provision for income taxes                                                     60,598       33,986)        39,737
Provision for income taxes                                                                   23,990       12,234)        14,189
                                                                                       ------------- ------------- -------------
Net income                                                                                 $ 36,608     $ 21,752)      $ 25,548
                                                                                       ------------- ------------- -------------

                                                                                       ------------- ------------- -------------
Net income per share:
  Basic                                                                                     $  2.29      $  1.37)       $  1.63
  Diluted                                                                                   $  2.21      $  1.31)       $  1.56
                                                                                       ------------- ------------- -------------

                                                                                       ------------- ------------- -------------
Weighted average number of common shares outstanding:
  Basic                                                                                      16,010       15,931)        15,654
  Diluted                                                                                    16,558       16,598)        16,417
                                                                                       ------------- ------------- -------------


The accompanying notes are an integral part of the Consolidated Financial Statements.



Consolidated Statements of Comprehensive Income                                        Dialogic Corporation and Subsidiaries
-------------------------------------------------------------------------------------------------------------------

(Amounts in thousands)
Year ended December 31,                                                                       1998)         1997)         1996)

Net income:                                                                               $ 36,608)     $ 21,752)     $ 25,548)

Foreign currency translation adjustment:
     Foreign currency translation gains (losses)                                               598)         (400)         (359)

Net unrealized gains (losses) on investment securities:
     Net  unrealized  (losses)  gains arising  during the
     period (net of tax of $237, $2,540 and                                                   (421)       (4,631)         4,721
     ($2,392), respectively)
     Reclassification  adjustment for (gains)  losses
     included in net income (net of tax of $11,                                                (21)            2)       (5,872)
     ($2) and $3,303, respectively)
     Net unrealized (losses) gains on investment securities                                   (442)       (4,629)       (1,151)
          Total other comprehensive income (loss)                                               156       (5,029)       (1,510)

Comprehensive income                                                                      $ 36,764)     $ 16,723)     $ 24,038)

The accompanying notes are an integral part of the Consolidated Financial Statements.


Consolidated Statements of Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                  Accumulated Comprehensive
                                                                              Unearned                      Income           Total
                                                        Additional          Compensation          Cumulative  Unrealized     Share-
                              Number   Shares   Common  Paid-in   Retained  Restricted  Treasury  Translation Gains/Losses  holders'
  (In thousands)              Common  Treasury  Stock   Capital   Earnings    Stock      Stock    Adjustment  On Investments Equity
                              ------------------------------------------------------------------------------------------------------

  Balance, January 1, 1996     15,492    -      $206    $38,690    $46,723   $   -      $   -       $  373        $6,765    $92,757)
  ----------------------------------------------------------------------------------------------------------------------------------
  Exercise of stock options       180    -         3      1,201        -         -          -                        -        1,204)
  Issuance of common stock
     in connection with
     acquisitions                  55    -         1      3,794        -         -          -          -             -        3,795
  Currency translation loss         -    -         -         -         -         -          -         (359)             -      (359)
  Net unrealized losses on
     available for sale             -    -         -         -         -         -          -          -       (1,151)       (1,151)
     securities
  Issuance  of  common   stock
     under employee stock          47    -         -      1,368        -         -          -          -             -        1,368
     purchase plan
  Tax benefit from exercise of
       stock options                -    -         -      1,680        -         -          -          -             -        1,680
  Net income                        -    -         -         -      25,548       -          -          -             -       25,548
  ----------------------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1996   15,774    -       210     46,733     72,271       -          -         14        5,614)      124,842
  ----------------------------------------------------------------------------------------------------------------------------------
  Purchases of treasury stock       -   (50)       -         -         -         -      (1,912)        -             -       (1,912)
  Exercise of stock options       234    -         3      1,431        -         -          -          -             -        1,434
  Issuance of common stock as
       directors' fees              3    -         -         85        -         -          -          -             -           85
  Currency translation loss         -    -         -         -         -         -          -       (400)            -         (400)
  Net unrealized losses on
       available for sale
       securities, net of tax       -    -         -         -         -         -          -          -        (4,629)      (4,629)
  Issuance of common  stock
       under employee stock        90    -         1      1,716        -         -          -          -             -        1,717
       purchase plan
  Tax benefit from exercise
       of stock options             -    -         -      1,976        -         -          -          -             -        1,976
  Net income                        -    -         -         -      21,752       -          -          -             -       21,752
  ----------------------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1997   16,101   (50)     214     51,941     94,023       -      (1,912)     (386)           985     144,865
  ----------------------------------------------------------------------------------------------------------------------------------
  Purchases of treasury stock       -  (350)       -         -         -         -      (9,887)        -             -       (9,887)
  Exercise of stock options       122    -         2        869        -         -          -          -             -          871
  Issuance of common stock as
       directors' fees              2    -         -         86        -         -          -          -             -           86
  Net unearned compensation
       restricted stock             -    -         -        933        -       (702)        -          -             -          231
  Currency translation gain         -    -         -         -         -         -          -        598            -           598
  Net unrealized losses on
       available for sale
       securities,                  -    -         -         -         -         -          -          -           (442)       (442)
       net of tax
  Issuance  of  common   stock
       under employee stock        62    -         1      1,816        -         -          -          -             -        1,817)
       purchase plan
  Tax benefit from exercise of
       stock options                -    -         -        930        -         -          -          -             -          930
  Net income                        -    -         -        -       36,608       -          -          -             -       36,608
  ----------------------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1998   16,287  (400)    $217    $56,575   $130,631    ($702)  ($11,799)     $212           $543    $175,677
  ----------------------------------------------------------------------------------------------------------------------------------

  The accompanying notes are an integral part of the Consolidated Financial Statements.


Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------


(In thousands)
Year ended December 31,                                                                        1998          1997          1996
-------------------------------------------------------------------------------------- ------------- ------------- -------------
Cash flows from operating activities:
Net income                                                                                $ 36,608)     $ 21,752)     $ 25,548)
Adjustments for non-cash items included in net income:
          Depreciation and amortization                                                      8,634)        9,496)        6,103)
          Asset impairment                                                                   5,297)            -)            -)
          Deferred income taxes                                                             (3,310)       (2,642)         (587)
          Non-cash interest income                                                               -)            -)       (1,069)
          Net realized (gain) loss on available for sale securities                            (32)            4)       (9,175)
          Gain on sale of subsidiary                                                       (23,384)            -)            -)
          Other                                                                                675)          909)        2,493)
          Changes in operating assets and liabilities                                        3,331)        1,496)      (15,504)
                                                                                       ------------- ------------- -------------
                    Net cash flows provided by operating activities                         27,819)       31,015)        7,809)
                                                                                       ------------- ------------- -------------
Investing Activities:
          Capital expenditures                                                             (15,233)      (10,712)      (10,722)
          Purchase of available for sale securities                                        (18,442)      (25,656)      (45,937)
          Purchase of investments (cost method)                                             (6,875)            -)            -)
          Proceeds from sales of available for sale securities                              16,270)       12,187)       44,044)
          Proceeds from sales of other investments                                               -)            -)       10,100)
          Proceeds from sale of subsidiary, net of cash disposed                            25,869)            -)            -)
          Other                                                                                  -)            -)         (820)
                                                                                       ------------- ------------- -------------
                    Net cash flows provided by (used in) investing activities                1,589)      (24,181)       (3,335)
                                                                                       ------------- ------------- -------------
Financing Activities:
          Proceeds from short-term borrowings                                                    -)            -)       12,625)
          Repayments on short-term borrowings                                                    -)            -)      (12,625)
          Exercise of stock options                                                            871)        1,434)         1,204
          Purchase of treasury stock                                                        (9,887)       (1,912)            -)
          Issuance of common stock                                                           1,817)        1,717)        1,368)
          Other                                                                               (646)         (757)         (826)
                                                                                       ------------- ------------- -------------
                    Net cash flows provided by (used in) financing activities               (7,845)          482)        1,746)
                                                                                       ------------- ------------- -------------
Increase in cash and cash equivalents                                                       21,563)        7,316)        6,220)
Effect of exchange rate on cash                                                               (553)         (400)         (359)
Cash and cash equivalents, beginning of year                                                18,764)       11,848)        5,987)
                                                                                       ------------- ------------- -------------
Cash and cash equivalents, end of year                                                    $ 39,774)     $ 18,764)     $ 11,848)
                                                                                       ============= ============= =============

Change in operating assets and liability components:
          (Increase) in accounts receivable                                              $ (10,238)    $ (10,480)     $ (8,510)
          (Increase) decrease in inventory                                                   9,008)       (2,731)       (3,480)
          (Increase) in other current assets                                                  (425)       (1,680)       (1,910)
          Increase (decrease) in accounts payable                                             (492)        7,318)       (2,393)
          Increase in accrued expenses                                                       5,478)        9,069)          789)
                                                                                       ------------- ------------- -------------
                    Change in operating assets and liabilities                               3,331)      $ 1,496)     $(15,504)
                                                                                       ============= ============= =============


Supplemental disclosures of cash flow information:
          Cash paid during the year for:
          Interest`                                                                         $  165)       $  108)      $    95)
          Income taxes                                                                      18,898)       14,379)       13,739)
Supplemental disclosures of non-cash investing
          and financing activities:
Tax benefit from exercise of stock options                                                     930)        1,979)        1,680)
Stock and options issued for acquisition of business                                             -)            -)        3,795)
Issuance of restricted common stock                                                            933)            -)            -)
-------------------------------------------------------------------------------------- ------------- ------------- -------------

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies

Nature of Business - Dialogic designs, manufactures and markets hardware and software enabling technologies for "computer telephony" systems. "Computer telephony" (CT) is a term used to encompass a wide variety of technologies and applications that use the information processing capabilities of a computer (often a server) to add intelligence to telephone functions and to combine these functions with data processing. Dialogic products are used in voice, fax, data, voice recognition, speech synthesis and call center management CT applications. Dialogic products are sold globally to original equipment manufacturers, value-added resellers and service providers through both a direct sales force and distributors. The Company is headquartered in Parsippany, New Jersey, with regional headquarters in Tokyo, Japan; Brussels, Belgium; and Buenos Aires, Argentina.

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

Reclassifications - Certain reclassifications were made to the 1996 and 1997 consolidated financial statements to conform to the 1998 presentation.

Revenue Recognition - The Company recognizes revenues when products are shipped. Revenue from maintenance and support contracts is deferred and recognized ratably over the service period.

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

Long-lived Assets - Whenever events indicate that the carrying values of long-lived assets may not be recoverable, the Company evaluates the carrying values of such assets using future undiscounted cash flows. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, the Company will recognize an impairment loss equal to the difference between the fair value and carrying value of such asset. During 1998, the Company recorded an impairment loss (see note 3). Management believes that, as of December 31, 1998, the carrying value of long-lived assets is appropriate.

Fair Value of Financial Instruments - The estimated fair value of the Company's financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable approximates their carrying value. Marketable securities are carried at fair value at each balance sheet date.

Foreign Currency Translation - The functional currency of the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using the exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains and losses resulting from such translations are included in shareholders' equity. Gains or losses resulting from foreign currency transactions are included in the Statement of Operations, and include gains (losses) of $126 thousand, ($750) thousand and ($324) thousand in 1998, 1997 and 1996, respectively.

Income Taxes - The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of existing assets and liabilities. These assets and liabilities are measured using currently enacted rates. Deferred income tax assets are recognized to the extent realization of such benefits is more likely than not.

Research and Development Expenses - Research and development is charged to expense in the year incurred.

Software Development Expenses - The development of new software products and substantial enhancements to existing software products is expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

Cash Equivalents and Marketable Securities - Cash equivalents include certificates of deposit, government securities and time deposits, with maturities of three months or less at the time of purchase. Marketable securities are comprised of investments in municipal bonds as well as Voice Control Systems, Inc. ("VCS") common stock.

          The Company classifies these marketable securities as available-for-sale securities in accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized gains and losses for these securities are excluded from earnings and reported net of tax as a separate component of stockholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of income. Fair values are determined by reference to market prices for securities as quoted based on publicly traded exchanges or as determined by a municipal bond pricing service which utilizes current trade, bids, offers and other specific data at the valuation date.

Other Assets - Other assets include amounts associated with long-term royalties, license fees, deposits, and investments in certain companies operating in the computer telephony industry. As the investments in these companies are not readily marketable and represent less than 20% voting interest, the investments are carried at cost and periodically assessed for potential impairment in value. The investment balances totaled $6.9 million at December 31, 1998. Additionally, at December 31, 1997, other assets included $3.5 million (net of accumulated amortization of $1.5 million) of goodwill. See note 3.

Concentration of Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of accounts receivable from customers in the computer telephony industry. This risk is mitigated by the large number of customers in the Company's customer base and the Company's procedures for extending credit and collection of receivables. Additionally, the Company has subcontracted one supplier to manufacture the majority of the Company's product. The Company believes that other suppliers have the capability to perform this service but that changing suppliers may cause delays and additional cost to the Company.

Income Per Share - The Company computes income per share in accordance with the provisions of SFAS No. 128, "Earnings per Share." SFAS No. 128 requires the dual presentation of basic and diluted earnings per share ("EPS"). Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised and resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS is computed using the treasury stock method when the effect of common stock equivalents would be dilutive. All prior periods have been restated to comply with the provisions of SFAS No. 128. The dilutive effect of stock options on weighted average shares outstanding was 548 thousand, 667 thousand and 763 thousand for 1998, 1997 and 1996, respectively.

Comprehensive Income - In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," and has restated prior years' financial statements to conform to the reporting standard. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income includes all changes in stockholders' equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 resulted in revised and additional disclosures but had no effect on the financial position, results of operations or cash flows of the Company.

Segment Reporting - In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 specifies the presentation and disclosure of operating segment information reported in the annual and interim reports issued to stockholders. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," and requires that segment information of earlier years be restated to conform to the new standard. The adoption of SFAS No. 131 resulted in revised and additional disclosures but had no effect on the financial position, results of operations, or cash flows of the Company.

Accounting Pronouncements - In June of 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the statement of position and measurement of these instruments at fair value. The statement is effective for fiscal years beginning after June 15, 1999. Management believes that adopting this statement will not have a material impact on the financial position, results of operations, or cash flows of the Company.

2.  Divestment
--------------------------------------------------------------------------------

On February 17, 1998, the Company completed the sale of the principal assets of Spectron Microsystems Inc., a wholly owned subsidiary, to Texas Instruments for $26.0 million, resulting in a pre-tax gain of $23.4 million. The disposition of these assets will not have a significant effect on the revenues or earnings of the Company in future periods.

3.  Asset Impairment
--------------------------------------------------------------------------------

During the first quarter of 1998, the Company undertook a strategic review of its business and product offerings. At the conclusion of this review, the Company determined it would no longer allocate resources to its Dianatel product line. Activities to sell and upgrade Dianatel products were ceased and employees working on Dianatel related products were diverted to other activities. As the result of this decision, management has concluded that the carrying value of the goodwill that arose on the purchase of Dianatel Corporation was no longer justifiable, and the Company recorded a non-cash impairment charge of $3.5 million related to the write-down of goodwill. The discontinuance of this product line will not have a significant effect on the revenues or earnings of the Company in future periods.

          During the first quarter of 1998, the Company upgraded certain internal information technology systems. Accordingly, the Company took a $1.8 million charge ($1.3 million after-tax) to reduce the carrying value of the internal information technology assets that will no longer be utilized and therefore provide no future benefit to the Company.

          Management believes the recognition of these impairments were in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

4. Available For Sale Securities
--------------------------------------------------------------------------------

The following is a summary of the available for sale securities as of December 31, 1998 and 1997:


Amounts in thousands

                                                                                              Gross        Gross
                                                                                            Unrealized  Unrealized   Estimated
1998                                                                               Cost       Gains       Losses     Fair Value
------------------------------------------------------------------------------- ----------- ----------- ------------ -----------
Municipal bonds                                                                   $41,898      $ 246       $ -         $42,144
Equity investment                                                                   1,954        496         -           2,450
------------------------------------------------------------------------------- ----------- ----------- ------------ -----------
     Total available for sale securities                                          $43,852      $ 742       $ -         $44,594
------------------------------------------------------------------------------- ----------- ----------- ------------ -----------


1997
------------------------------------------------------------------------------- ----------- ----------- ------------ -----------
Municipal bonds                                                                   $39,863      $ 149       $ -         $40,012
Equity investment                                                                   1,954      1,808         -           3,762
------------------------------------------------------------------------------- ----------- ----------- ------------ -----------
     Total available for sale securities                                          $41,817     $1,957       $ -         $43,774
------------------------------------------------------------------------------- ----------- ----------- ------------ -----------


The cost and estimated fair value of debt securities at December 31, 1998, by contractual maturity, are as follows:

--------------------------------------------------------------------------------------------------------- ---------- -----------
Amounts in thousands
--------------------------------------------------------------------------------------------------------- ---------- -----------
                                                                                                                     Estimated
                                                                                                            Cost     Fair Value
                                                                                                          ---------- -----------

1999                                                                                                       $10,013    $10,044
2000                                                                                                        21,513     21,706
2001                                                                                                        10,372     10,394
--------------------------------------------------------------------------------------------------------- ---------- -----------
The net realized  gains on sales of debt  securities  totaled  approximately  $32 in 1998, and the gross   $41,898    $42,144
realized losses totaled approximately $4 in 1997.
--------------------------------------------------------------------------------------------------------- ---------- -----------


          The Company's equity investment is in shares of VCS common stock. The fair values of the Company's investments in VCS have been determined by reference to the market prices for VCS stock as quoted on publicly traded exchanges on the respective valuation dates. At December 31, 1998 and 1997, the Company held 1,399,715 shares of VCS common stock.

          VCS is a supplier to the Company of certain proprietary voice recognition technologies. During 1998, 1997 and 1996, the Company's purchases from VCS amounted to $3,305,000, $3,075,000 and $2,953,000, respectively.

5.  Employee Benefit Plans
--------------------------------------------------------------------------------

Profit Sharing Plan - The Company has a quarterly profit sharing program in which all employees participate, except certain members of senior management. If certain profit thresholds are met in a quarter, a pool is created based upon the achievement of targeted profit goals. Payments are made to employees on a quarterly basis. For the years ended December 31, 1998, 1997 and 1996, the Company recorded expenses under the program of $1.8 million, $1.5 million, and $978 thousand, respectively.

Savings Plan - The Company has a savings  plan,  which  qualifies  under Section
401(k)  of the  Internal  Revenue  Code.  Under  the  plan,  participating  U.S.
employees may defer up to 15% of their pre-tax salary, but no more than statutory limits. The Company contributes a discretionary match, currently set at forty-two cents for each dollar contributed by a participant up to 5% of that participant's salary, with a maximum contribution of $3,360 per participant. The Company's matching contributions to the savings plan were $858 thousand, $725 thousand and $458 thousand in 1998, 1997 and 1996, respectively.

Stock Compensation Plans - At December 31, 1998, the Company had certain stock-based compensation plans which are described below. The Company applies
APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for either type of plan. Had compensation cost been determined in accordance with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," based on the fair value at the grant date for awards during 1998, 1997 and 1996, under those plans, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below:


------------------------------------------------------------------------- ----------------- ----------------- ----------------
Amounts in thousands, except per share amounts
------------------------------------------------------------------------- ----------------- ----------------- ----------------
                                                                                      1998              1997             1996
------------------------------------------------------------------------- ----------------- ----------------- ----------------
Net income:
     As reported                                                                  $ 36,608          $ 21,752         $ 25,548
     Pro forma                                                                    $ 31,527          $ 19,126         $ 22,340
------------------------------------------------------------------------- ----------------- ----------------- ----------------
Income per share:
     As reported:
       Basic                                                                        $ 2.29            $ 1.37           $ 1.63
       Diluted                                                                      $ 2.21            $ 1.31           $ 1.56
     Pro forma:
       Basic                                                                        $ 1.97            $ 1.20           $ 1.43
       Diluted                                                                      $ 1.90            $ 1.15           $ 1.36
------------------------------------------------------------------------- ----------------- ----------------- ----------------

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

Stock Option Plans - The Company has stock option plans for directors, officers and other employees which provides for non-qualified and incentive stock options. At December 31, 1998, 1,168,994 shares were available for future grants under the plans. All options have been granted at exercise prices at or above fair market value at the date of grant and vest over periods of up to seven years. All options have a maximum term of ten years.

          On October 25, 1998, the Company authorized the grant of new stock options to certain employees who agreed to cancel stock options which had been granted to them during 1997 and 1998. The options were reissued effective

October 25, 1998 at $19.1875 per share, the fair market value on the date of the grant. All employees were eligible to participate in the reissue program with the exception of Executive officers and highly compensated senior management, and 829,225 stock options were issued under this grant. The reissued options will vest over a four-year period beginning October 25, 1998. The options will expire on October 25, 2006.

          For the purposes of the pro forma amounts indicated above and other disclosures, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

-------------------------------------------------------------------------------------- ------------- ------------- -------------
Year of grant                                                                                 1998%         1997%         1996%
-------------------------------------------------------------------------------------- ------------- ------------- -------------
Volatility                                                                                      58%           79%           75%
Weighted average risk free interest rate                                                       6.0%          6.5%          6.3%
Expected life (yrs)                                                                              5             5             6
-------------------------------------------------------------------------------------- ------------- ------------- -------------
No dividends are assumed to be paid during the expected life of any option.
-------------------------------------------------------------------------------------- ------------- ------------- -------------

          A summary of the status of the Company's stock option plans as of December 31, 1998, 1997 and 1996, and changes during the years ended on those dates is presented below:


                                               1998                           1997                            1996
                                    ---------------------------    ----------------------------    ---------------------------
                                     Shares     Weighted-Average     Shares     Weighted-Average   Shares      Weighted-Average
                                      (000)     Exercise Price        (000)     Exercise Price       (000)     Exercise Price
----------------------------------- ----------- ---------------    ------------ ---------------    ----------- ---------------
Options outstanding
     at beginning of year              2,629)      $ 21.56)          2,269)        $ 16.00)          1,962)       $ 12.00
Granted                                1,856)        26.96)            711)          34.36)            626)         31.00
Exercised                               (122)         7.08)           (235)           6.12)           (173)          5.00
Forfeited/canceled                    (1,184)        33.20)           (116)          27.80)           (146)         29.00
                                    -----------                    ------------                    -----------
Options outstanding
     at end of year                    3,179)      $ 20.97)          2,629)        $ 21.56)          2,269)       $ 16.00
                                    -----------                    ------------                    -----------

Options exercisable at year end        1,119)                          925)                            855)
Weighted average fair
     value of options granted
     during the year                          $15.07                         $23.83                          $23.00
----------------------------------- --------------------------- -- ---------------------------- -- ---------------------------


          The  following  table  summarizes   information  about  stock  options
outstanding at December 31, 1998:


--------------------------------- ----------------- ---------------- ----------------- -- ----------------------------------
                                                      Options                                      Options Exercisable
                                                    Outstanding
--------------------------------- ----------------- ---------------- ----------------- -- ----------------------------------
                                       Number       Weighted-Average
                                    Outstanding        Remaining     Weighted-Average          Number       Weighted-Average
                                                                                            Exercisable
Range of Exercise Prices            at 12/31/98       Contractual     Exercise Price        at 12/31/98     Exercise Price
                                       (000)          life (yrs)                               (000)
--------------------------------- ----------------- ---------------- -----------------    ----------------- ----------------
$    1.60   to $  4.93                  271               2.7             $ 3.81                257            $   3.81
     5.73   to    9.33                  307               4.7               7.33                265
                                                                                                                   7.44
    10.67   to   18.88                  321               5.4              15.09                242               14.76
    19.00   to   28.75                1,692               7.5              21.86                267               24.29
    30.00   to   55.75                  588               7.4              36.67                 88               37.41
--------------------------------- ----------------- ---------------- ----------------- -- ----------------- ----------------


Restricted Stock Awards - In 1998, the Company made restricted stock awards totaling 29 thousand shares. The fair value of these awards is $934 thousand and the awards vest between six months and five years from date of grant. The unearned compensation has been recorded as a contra account within stockholders' equity and is amortized to compensation expense over the vesting period. The weighted average fair value of restricted stock awards during 1998 was $32.05.

Employee Stock Purchase Plan - On April 28, 1995, the Company's stockholders approved the establishment of the Employee Stock Purchase Plan (the "ESPP"). Under the ESPP, employees meeting certain eligibility requirements may elect to contribute up to ten percent of their compensation to purchase the Company's common stock at a purchase price equal to 85% of the fair market value of the stock at the beginning or end of each offering period, whichever is lower. Persons holding more than 5% of common stock in the Company are not eligible to participate in the ESPP. Under the ESPP, the Company reserved for issuance a total of 300,000 shares. (See Note 10 of the Company's Notes to the Consolidated Financial Statements). Approximately 40% of eligible employees have participated in the ESPP during the last three years. Under the ESPP, the employees purchased or committed to purchase 80,205, 86,603 and 49,674 shares in 1998, 1997 and 1996, respectively. For the purpose of the pro forma amounts indicated above, compensation cost was based on the fair value of the employee's purchase rights on the date of grant which was estimated using the Black-Scholes model and the assumptions noted above, with the exception of expected option life, which was assumed to be .25 years. The fair value of those purchase rights granted in 1998, 1997 and 1996 was $454 thousand, $508 thousand and $588 thousand, respectively.

6.  Credit Facilities
--------------------------------------------------------------------------------

The Company maintains a credit facility with a lender, pursuant to which the Company may borrow up to $30 million on an unsecured basis for working capital purposes. Loans made under this agreement bear interest, at the option of the
Company, primarily at the rate equal to the lenders' base rate less three-quarter percent or LIBOR. Future borrowing under this facility will be due and payable on June 1, 1999. At December 31, 1998 and 1997, no borrowings were outstanding pursuant to this facility. Under this facility, $3 million has been reserved for letters of credit, of which none has been utilized at December 31, 1998.

--------------------------------------------------------------------------------
7.  Provision for Income Taxes
--------------------------------------------------------------------------------

Components of the provision for income taxes are as follows:


------------------------------------------------------------------------ ----------------- ----------------- ------------------
Amounts in thousands                                                                 1998              1997               1996
------------------------------------------------------------------------ ----------------- ----------------- ------------------
Provision for income taxes:
     Federal                                                                     $18,549)           $7,848)           $11,744)
     Foreign                                                                       2,609)            2,273)               868)
     State                                                                         2,832)            2,113)             1,577)
                                                                         ----------------- ----------------- ------------------
          Total                                                                   23,990)          $12,234)           $14,189)
                                                                         ================= ================= ==================
Components of income tax provision:
Current
     Federal                                                                     $21,750)          $10,447)           $12,343)
     Foreign                                                                       2,609)            2,259)               824)
     State                                                                         2,941)            2,170)             1,616)
                                                                         ----------------- ----------------- ------------------
           Total current                                                          27,300)           14,876)            14,783)
Deferred
     Federal                                                                      (3,201)           (2,599)              (599)
     Foreign                                                                           -)               14)                44)
     State                                                                          (109)              (57)               (39)
                                                                         ----------------- ----------------- ------------------
          Total deferred                                                          (3,310)           (2,642)              (594)
                                                                         ----------------- ----------------- ------------------
          Total                                                                  $23,990)          $12,234)           $14,189)
                                                                         ================= ================= ==================


          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

          The principal components of the deferred tax assets and deferred tax liabilities are as follows:


------------------------------------------------------------------------ ----------------- ----------------- ------------------
Amounts in thousands                                                                                  1998)              1997)
------------------------------------------------------------------------ ----------------- ----------------- ------------------
Deferred tax assets:
Reserves                                                                                           $ 7,636)           $ 5,548)
Foreign tax credit carryforward                                                                      4,880)             2,271)
Deferred revenue and deferred rent                                                                     723)               746)
Other                                                                                                1,711)             1,066)
                                                                                           ----------------- ------------------
                                                                                                    14,950)             9,631)
Deferred tax liabilities:
Unrealized gains on available for sale securities                                                     (268)              (973)
Undistributed earnings of foreign subsidiaries                                                      (5,780)            (3,332)
Depreciation                                                                                          (219)              (695)
Other                                                                                                 (209)              (171)
                                                                                           ----------------- ------------------
                                                                                                    (6,476)            (5,171)
                                                                                           ----------------- ------------------
Net deferred tax assets                                                                            $ 8,474)           $ 4,460)
                                                                                           ================= ==================

 Reconciliations between the U.S. federal statutory rate and the effective tax rate are as follows:

------------------------------------------------------------------------ ----------------- ----------------- ------------------
December 31,
                                                                                   1998)             1997)              1996)
------------------------------------------------------------------------ ----------------- ----------------- ------------------
Federal taxes at statutory rate                                                    35.0%)            35.0%)             35.0%)
State taxes, net of federal income tax benefit                                      4.5%)             4.7%)              2.6%)
Foreign income subject to a rate different from U.S. rate                           0.9%)             1.4%)              0.5%)
Research and development tax credit                                                (1.8)%            (4.0)%             (1.8)%
Foreign sales corporation benefit                                                  (1.8)%            (2.6)%             (0.8)%
Tax exempt income                                                                  (1.0)%            (1.4)%             (0.6)%
Non-deductible amortization                                                         2.0%)             1.0%)              0.3%)
Other                                                                               1.8%)             1.9%)              0.5%)
                                                                         ----------------  ----------------- ------------------
Total effective tax rate                                                           39.6%)            36.0%)             35.7%)
                                                                         ================  ================= ==================


          The Company has provided for U.S. federal income taxes on the undistributed earnings of its non-U.S. subsidiaries. The Company has a net operating loss carryforward of approximately $600 thousand in Japan, expiring in the year 2002.

8.  Commitments and Contingencies
--------------------------------------------------------------------------------

(a) Lease Commitments - Equipment with a net book value of $86 thousand and $202 thousand at December 31, 1998 and 1997, respectively (net of accumulated depreciation of $71 thousand and $681 thousand), is leased under capital leases.

          The Company leases certain office/warehouse space and equipment under operating leases which expire at various times through 2005. Total rent expense under operating leases amounted to approximately $8.0 million, $6.8 million and $5.8 million for the years ended December 31, 1998, 1997 and 1996, respectively. At December 31, 1998, future minimum lease payments are as follows:

Amounts in thousands
                                                   Operating          Capital
Year ending December 31,                             Leases           Leases
--------------------------------------------------------------------------------
1999                                              $ 8,370              $ 40
2000                                                7,892                40
2001                                                6,844                20
2002                                                6,434                -
2003                                                5,902                -
Thereafter                                          8,141                -
--------------------------------------------------------------------------------
Total                                              43,583               100
--------------------------------------------------------------------------------
Amounts representing interest                                           (14)
--------------------------------------------------------------------------------
Present value of minimum lease payments                                  86
--------------------------------------------------------------------------------
Current portion                                                          33
--------------------------------------------------------------------------------

(b) Legal Proceedings - In June 1995, the Company entered into a settlement agreement that resulted in the dismissal of various legal proceedings involving, among others, the Company and Brooktrout Technology, Inc. ("Brooktrout"). In November 1995, Brooktrout filed a complaint in the United States District Court for the District of Massachusetts naming the Company, its GammaLink subsidiary (since merged into the Company) and its Chairman of the Board as defendants. The complaint sought to rescind the settlement agreement and obtain unspecified compensatory and punitive damages on the basis of allegations that the defendants fraudulently induced Brooktrout to enter into the settlement agreement. Dialogic denied the claims as baseless, moved to dismiss and filed a counterclaim. In December 1996, the District Court entered an order of summary judgment against Brooktrout dismissing its fraud claims. Subsequently, Brooktrout amended its complaint to add a claim for breach of the implied duty of good faith and fair dealing. On February 9, 1999, the parties reached a settlement in this litigation in which Brooktrout dismissed all remaining claims against Dialogic and its chairman with prejudice, Brooktrout granted certain additional patent rights to Dialogic, and Dialogic dismissed its counterclaim against Brooktrout with prejudice. Neither Dialogic nor its chairman made any payment to Brooktrout in this matter.

          Separately, the Company's Spectron subsidiary had sued Brooktrout for patent infringement. This case was transferred to the District of Massachusetts. Dialogic believes it has retained the rights to maintain this lawsuit despite the February 1998 sale of the Spectron assets. Brooktrout has moved to dismiss this case claiming that Dialogic no longer has standing to enforce the patents. Trial in this case is now scheduled for June 14, 1999.

          During the third quarter of 1996, a complaint was filed in New Jersey Superior Court against the Company and certain of its directors alleging that the defendants breached principles of common law fraud in connection with certain public statements made prior to the Company's July 8, 1996 press release announcing preliminary results for the quarter ended June 30, 1996. The complaint sought monetary damages on behalf of a purported class of purchasers of the Company's Common Stock. On February 18, 1998, on motion by the defendants, the complaint was dismissed by the court with prejudice. Time to appeal the dismissal has expired.

          The Company is also engaged in other legal proceedings arising in the ordinary course of business, the results of which proceedings are not expected to have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity. Management intends to defend each of the above-mentioned legal proceedings vigorously.

9.  Segments and Geographic Information
--------------------------------------------------------------------------------

In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 specifies the presentation and disclosure of operating segment information. The Company operates and manages its business under one segment, "Computer Telephony." "Computer Telephony" is the term used to encompass a wide variety of technologies and applications that use the information processing capabilities of a computer (often a server) to add intelligence to telephone functions and to combine those functions with data processing. Management has reached the conclusion that the Company operates as one segment after considering a variety of factors including the nature of products sold, production process, its customer base, and distribution methods and determining that they are similar entity wide. The Company primarily derives its revenue from the sale of telephony boards that are offered as modular building blocks that enable its customers - primarily VARs, OEMs, systems integrators, service providers and applications developers - to design computer telephony systems that meet the applications demands of their end-user customers. No one customer accounts for more than 5% of total revenue.

Information about the Company's operations in different geographic areas at December 31, 1998, 1997 and 1996, and the years then ended is presented below:

--------------------------------------------------------------------------------
Amounts in thousands
--------------------------------------------------------------------------------


1998                                            United States       Japan         Belgium          Other        Consolidated
----------------------------------------------- --------------- -------------- --------------- --------------- -------------

Revenue, external                                  $224,220       $ 11,561)       $ 57,744         -            $ 293,525
Long-lived assets                                  $ 24,741       $    268        $  1,512      $   883         $  27,404
Total assets                                       $189,014       $  6,389)       $ 19,156      $ 2,424         $ 216,983
Net income                                         $ 33,588       $     48        $  2,972      $  -            $  36,608
----------------------------------------------- --------------- -------------- --------------- --------------- ---------------

1997                                            United States       Japan         Belgium          Other        Consolidated
----------------------------------------------- --------------- -------------- --------------- --------------- ---------------

Revenue, external                                  $205,975       $ 13,271)       $ 42,064          -            $261,310
Long-lived assets                                  $ 24,409       $    219        $    929      $   501          $ 26,058
Total assets                                       $160,302       $  4,977)       $ 15,285      $ 1,840          $182,404
Net income                                         $ 19,847       $  ( 828)       $  2,733      $   -            $ 21,752
----------------------------------------------- --------------- -------------- --------------- --------------- ---------------



1996                                            United States       Japan         Belgium          Other        Consolidated
----------------------------------------------- --------------- -------------- --------------- --------------- ---------------

Revenue, external                                  $171,517       $ 12,282)       $ 29,805           -           $213,604
Long-lived assets                                  $ 23,281       $    265        $    965        $   331        $ 24,842
Total assets                                       $129,516       $  5,078)       $ 11,286        $ 1,390        $147,270
Net income                                         $ 24,495       $    232        $    821        $   -          $ 25,548
----------------------------------------------- --------------- -------------- --------------- --------------- ---------------

          Revenue   reported  from  the  United  States  includes  export  sales primarily to Canada, Latin America,  Korea, China,  Southeast Asia, Middle East,

Australia, and New Zealand. Revenue attributed to Belgium primarily includes sales from the Company's Belgian subsidiary to customers in all of Western Europe. Revenues attributed to Japan include sales from the Company's Japanese subsidiary to customers in Japan. The above-mentioned revenues for the United States included export sales to customers aggregating $49.3 million, $33.5 million and $20.2 million for fiscal years ended December 31, 1998, 1997 and 1996, respectively.

10.  Subsequent Events
--------------------------------------------------------------------------------

Legal:

On February 9, 1999, the Company entered into a settlement agreement that resulted in the dismissal of various legal proceedings involving, among others, the Company and Brooktrout Technology, Inc. ("Brooktrout"). The parties reached a settlement in their litigation in which all parties dismissed their claims with prejudice, and Dialogic received a "pass through" license to certain Brooktrout patents. Neither Dialogic nor its Chairman made any payments to Brooktrout in this matter. Separately, the Company's Spectron subsidiary had sued Brooktrout for patent infringement. This case was transferred to the District of Massachusetts. Dialogic believes it has retained the rights to maintain this lawsuit despite the February 1998 sale of the Spectron assets. Brooktrout has moved to dismiss this case, claiming that Dialogic no longer has standing to enforce the patents. Trial in this case is now scheduled for June 14, 1999.

Authorized Shares:

On February 22, 1999, the Board of Directors voted to seek shareholder approval to increase the number of authorized shares to 500 thousand for the Employee Stock Purchase Plan.

Strategic Partnership:

On March 2, 1999, Dialogic and Microsoft Corporation announced that they have entered into a strategic alliance relating to Dialogic's CT server initiative and Dialogic's CT Media for Windows NT middleware product. Under the terms of a license and development agreement, Microsoft will become a nonexclusive licensee of Dialogic's CT Media for Windows NT middleware product. Dialogic will enter into development activities to create specific applications in the telephony space which will be owned by Microsoft and will provide other support and development services. Under the license and development agreement, Microsoft payments to Dialogic over the next four years are expected to be $20 million for the initial licenses for CT Media for Windows NT, the development services, and certain support. Microsoft's license to CT Media is subject to certain contractual limitations, and Dialogic will continue to own and remains free to license CT Media.

          In a separate transaction, also occurring March 2, 1999, Microsoft agreed, for an aggregate purchase price of $24.2 million, to acquire 860,681 newly issued shares of Dialogic common stock and a warrant entitling Microsoft to purchase 279,869 shares of Dialogic common stock. The warrant has a term of four years and is exercisable at a price of $35.19 per share. Both the issued shares and the shares resulting from the exercise of the warrant are subject to a lockup period beginning on the transaction date. During the first year of the lockup period, Microsoft may sell none of the shares, and may only sell 50% of the shares in the second year of the lockup period. Thereafter, all shares may be freely sold. On March 2, 1999, Dialogic issued the shares and warrant to Microsoft.

Supplementary Financial Information
--------------------------------------------------------------------------------



Selected Quarterly Financial Information (Unaudited)

------------------------------------------------------------------------ ------------- --------------------------- -------------
Amounts in thousands, except per share data                                                          1998
                                                         Quarter ended:   March 31, (      June 30,      Sept 30,       Dec 31,
------------------------------------------------------------------------ ------------- ------------- ------------- -------------
Total revenues                                                             $66,388(1)       $73,131       $76,121       $77,885
Gross profit                                                                41,731(1)        46,358        47,165        49,704
Net income                                                                  15,573(1)         7,034         6,956         7,045
Income per share:
  Basic                                                                     $  .97(1)        $  .44        $  .43        $  .44
  Diluted                                                                   $  .93(1)        $  .42        $  .43        $  .43
------------------------------------------------------------------------ ------------- ------------- ------------- -------------
                                                                                                     1997
                                                         Quarter ended:   March 31, (      June 30,      Sept 30,       Dec 31,
------------------------------------------------------------------------ ------------- ------------- ------------- -------------
Total revenues                                                             $57,089(1)       $63,196       $68,760       $72,265
Gross profit                                                                35,320(1)        39,826        42,878        44,957
Net income                                                                   3,227(1)         4,778         6,352         7,395
Income per share:
  Basic                                                                     $  .20(1)        $  .30        $  .40        $  .46
  Diluted                                                                   $  .20(1)        $  .29        $  .38        $  .44
------------------------------------------------------------------------ ------------- ------------- ------------- -------------

(1) Includes after-tax gain on sale of Spectron assets of $14.0 million ($0.84 per diluted share) and an after-tax impairment charge of $4.8 million ($0.29 per diluted share).

--------------------------------------------------------------------------------
Market Price and Dividend Data
--------------------------------------------------------------------------------

                                                                                                             High           Low

Quarter ended March 31, 1997                                                                                36.75         19.38
Quarter ended June 30, 1997                                                                                 29.25         16.06
Quarter ended September 30, 1997                                                                            43.00         26.87
Quarter ended December 31, 1997                                                                             49.87         36.25
Quarter ended March 31, 1998                                                                                47.00         31.75
Quarter ended June 30, 1998                                                                                 44.38         26.25
Quarter ended September 30, 1998                                                                            37.69         26.25
Quarter ended December 31, 1998                                                                             26.75         17.88
-------------------------------------------------------------------------------------------------- --------------- -------------


As of January 31, 1999, there were approximately 203 holders of record of the Company's Common Stock. Since its IPO, the Company has not paid any cash dividends on its capital stock. The Company's current policy is to retain earnings for its use in the business. Accordingly, the Company does not anticipate paying cash dividends in the future. Any payment of cash dividends in the future will depend upon the financial condition, capital requirements, potential growth and earnings of the Company as well as other factors as the Board of Directors deems relevant.